SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ExactTarget, Inc.

(Name of Subject Company)

ExactTarget, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

30064K105

(CUSIP Number of Class of Securities)

Scott D. Dorsey

Chief Executive Officer

ExactTarget, Inc.

20 North Meridian Street, Suite 200

Indianapolis, Indiana 46204

(317) 423-3928

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Howard B. Adler

Christopher D. Dillon

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.

Washington, DC 20036

(202) 955-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address

The name of the subject company is ExactTarget, Inc., a Delaware corporation (“ExactTarget” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we,” and “our” to refer to the Company. The address of the Company’s principal executive office is 20 North Meridian Street, Suite 200, Indianapolis, Indiana, 46204. The telephone number of the Company’s principal executive office is (317) 423-3928.

Securities

The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.0005 per share (“Shares”). As of June 6, 2013, there were 70,749,639 Shares outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address

ExactTarget, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of the Company are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the tender offer by Excalibur Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of salesforce.com, inc. (“salesforce.com”), a Delaware corporation, as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended and supplemented from time to time, the “Schedule TO”) filed by salesforce.com and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on June 12, 2013, and pursuant to which Purchaser is offering to purchase all of the outstanding Shares at a price of $33.75 per Share (the “Offer Price”), net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 12, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated herein by reference.

The Offer is being made pursuant to the Acquisition Agreement, dated as of June 3, 2013 (as amended or supplemented from time to time, the “Acquisition Agreement”), by and among salesforce.com, Purchaser and ExactTarget. The Acquisition Agreement provides, among other things, that, following the completion of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Acquisition Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will be merged with and into the Company, (the “Merger”), with ExactTarget surviving the Merger as a wholly owned subsidiary of salesforce.com (the “Surviving Corporation”). At the time the Merger becomes effective (the “Effective Time”), all then outstanding Shares (other than Shares held in the treasury of the Company, or owned by salesforce.com or Purchaser or Shares held by stockholders who have validly exercised their appraisal rights under the DGCL), will be cancelled and converted into the right to receive the Offer Price, net to the seller in cash without interest thereon, less any required withholding taxes. This summary of the Acquisition Agreement does not, and any other summary of provisions of the Acquisition Agreement contained herein do not, purport to be complete and each is qualified in its entirety by reference to the Acquisition Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Acquisition Agreement is more fully described in Section 13 of the Offer to Purchase entitled “The Transaction Documents.” The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Wednesday, July 10, 2013, unless the Offer is extended pursuant to the Acquisition Agreement or as required by applicable law.

As set forth in the Schedule TO, the address of salesforce.com and Purchaser is The Landmark @ One Market, Suite 300, San Francisco, California 94105 and their telephone number is (415) 901–7000.

Upon filing this Schedule 14D-9 with the SEC, the Company will make this Schedule 14D-9 publicly available on its website at www.exacttarget.com.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as incorporated herein by reference, including in the Information Statement (the “Information Statement”) attached as Annex I hereto and incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of ExactTarget, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) ExactTarget or any of its affiliates, on the one hand, and (ii)(a) any of its executive officers, directors or affiliates, or (b) salesforce.com, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. The Information Statement, attached hereto as Annex I, is being furnished to ExactTarget’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with salesforce.com’s right, pursuant to the Acquisition Agreement, to designate persons to serve on ExactTarget’s board of directors (the “Board”) following salesforce.com’s acceptance for payment of the Shares tendered in the Offer.

Arrangements between ExactTarget and Its Executive Officers, Directors or Affiliates

Overview

Certain executive officers and non-employee directors of ExactTarget may be deemed to have interests that may be different from, or in addition to, those of ExactTarget’s stockholders generally. In considering the recommendations of the Board, including that you tender your Shares in the Offer, you should be aware of these interests. In reaching its decision to make such recommendations and to approve the Acquisition Agreement and the transactions contemplated thereby, the Board was aware of these interests and considered them, along with other matters described in Item 4 below. As described in more detail below, these interests include:

•

Accelerated vesting at the Effective Time of the portion of each executive officer’s ExactTarget stock options and ExactTarget restricted stock units (the “RSUs”) that would have become vested in the following 12 months (24 months for Mr. Dorsey) pursuant to the terms of his or her option agreements and RSU agreement;

•

Accelerated vesting at the Effective Time of all Shares subject to each of the ExactTarget restricted stock awards (“Restricted Stock”) held by our non-employee directors outstanding immediately prior to the Effective Time and the cancellation of such Shares in exchange for the right to receive the Offer Price for each Share subject thereto. Such accelerated vesting is pursuant to each non-employee director’s Restricted Stock agreement or as otherwise approved by the Board;

•

The cancellation of each vested ExactTarget stock option granted under ExactTarget’s 2008 Equity Incentive Plan (each, a “2008 Plan Option”) (after giving effect to any acceleration of vesting that occurs on account of the transactions contemplated by the Acquisition Agreement) and the cancellation of each ExactTarget stock option granted under ExactTarget’s 2004 Stock Option Plan (each, a “2004 Plan Option”) held by an individual who is not continuing as an ExactTarget employee or service provider (all of which are vested), in each case, as outstanding immediately prior to the Effective Time, and the conversion of each such option into the right to receive a cash payment equal to the difference between the Offer Price and the per Share exercise price (the “spread value”), less applicable withholdings, for each Share subject to such option;

•

Subject to certain exceptions described below, the assumption of each unvested 2008 Plan Option and each 2004 Plan Option (all of which are vested), in each case, held by a continuing employee or service provider and, in each case, that is outstanding immediately prior to the Effective Time and the conversion of such option at the Effective Time into an option to purchase shares of salesforce.com’s common stock, subject to the same terms and conditions (including vesting terms) as in effect with respect to such option immediately prior to the Effective Time, except that the number of shares and per share exercise price of such option will be adjusted as described below in the “Treatment of Equity-Based Awards under the Acquisition Agreement” section;

•

The opportunity for each holder of a 2004 Plan Option who will be continuing as an employee or service provider to elect prior to the Effective Time, in lieu of the assumption described above, the automatic “cashless exercise” of such vested and outstanding 2004 Plan Option, contingent upon the consummation of the Merger. If electing such cashless exercise, the Shares issued after giving effect to the cashless exercise will be treated in the same manner as other Shares outstanding as of immediately prior to the Effective Time, with the end result that the holder will receive a cash payment equal to the Offer Price minus the per Share exercise price (less applicable tax withholdings) for each Share subject to the exercised portion of such 2004 Plan Option;

•	The cancellation as of the Effective Time and for no consideration of each unvested 2008 Plan Option that is held by an individual who is not continuing as an employee or service provider;

•

The cancellation of each Share of Restricted Stock that is outstanding as of immediately prior to the Effective Time held by our employees and the conversion of each such Share at the Effective Time into the right to receive a cash amount equal to the Offer Price for each Share, which right will be unvested and subject to the same vesting schedule, repurchase option or obligation, risk of forfeiture or other condition as in effect with respect to each such Share of Restricted Stock as of immediately prior to the Effective Time and will not be paid or payable unless and until such time as such vesting conditions are met and such repurchase option, risk of forfeiture or other condition lapses or otherwise terminates;

•

The assumption by salesforce.com of each ExactTarget RSU that is outstanding as of immediately prior to the Effective Time and the conversion of such RSU into a salesforce.com RSU, subject to the same terms and conditions (including vesting terms) as in effect with respect to such RSU as of immediately prior to the Effective Time, except that the number of RSUs will be adjusted as described below in the “Treatment of Equity-Based Awards under the Acquisition Agreement” section;

•

The receipt of certain payments and benefits under certain executive officers’ employment agreements upon certain types of terminations of employment upon or within the 12 months following a “Change in Control” (as defined below) of the Company;

•	The termination of the Company’s Employee Stock Purchase Plan, which has been approved by the Board but not yet implemented; and

•

The entitlement to the indemnification and exculpation benefits in favor of directors and officers of the Company described in more detail below under the heading “Indemnification and Exculpation of Directors and Officers.”

Cash Consideration Payable for Shares Tendered Pursuant to the Offer

If the executive officers and directors of ExactTarget who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as other ExactTarget stockholders. As of June 6, 2013 the executive officers and directors of ExactTarget beneficially owned, in the aggregate, 1,439,457 Shares, excluding Shares of unvested Restricted Stock and Shares issuable upon the vesting and exercise of stock options or the vesting of RSUs as of such date. If the executive officers and directors of ExactTarget who own such Shares were to tender all of those Shares for purchase pursuant to the Offer, they would receive an aggregate amount of approximately $48,581,673.75 in cash, without interest thereon.

The following table sets forth the number of Shares beneficially owned as of June 6, 2013 by each of our executive officers and directors, excluding Shares of unvested Restricted Stock and Shares issuable upon the vesting and exercise of stock options or the vesting of RSUs as of such date, and the aggregate Offer Price that would be payable for such Shares.

Name	Number of Shares Beneficially Owned (Excluding Equity-Based Awards)	Aggregate Offer Price
Julie M.B. Bradley	—	—
Michael M. Brown	5,766	$194,602.50
Matthew W. Ferguson	41,711	1,407,746.25
Timothy I. Maudlin	61,577	2,078,223.75
Scott M. Maxwell	73,660	2,486,025.00
Rory T. O’Driscoll	—	—
David L. Yuan	6,135	207,056.25
Scott D. Dorsey	1,250,000	42,187,500.00
Steven A. Collins	—	—
Traci M. Dolan	—	—
Andrew J. Kofoid	—	—
Timothy B. Kopp	—	—
Scott S. McCorkle	608	20,520.00

Treatment of Equity-Based Awards under the Acquisition Agreement

Certain of our executive officers and directors hold one or more of the following awards: stock options, Restricted Stock, and RSUs, which will be treated as follows in connection with the transactions contemplated by the Acquisition Agreement.

Stock Options

Pursuant to the Acquisition Agreement, each vested 2008 Plan Option (after giving effect to any acceleration of vesting that occurs on account of the transactions contemplated by the Acquisition Agreement) and 2004 Plan Option held by an individual who is not continuing as an ExactTarget employee or service provider (all of which are vested), in each case, as outstanding immediately prior to the Effective Time, will be cancelled and converted into the right to receive a cash payment equal to the excess of the Offer Price over the per share exercise price of such option, less applicable withholdings. The cash payment with respect to each such option will be delivered promptly following the Effective Time.

Each unvested 2008 Plan Option and each 2004 Plan Option (all of which are vested) that is unexercised and outstanding, in each case, as of immediately prior to the Effective Time, and held by an individual who will be continuing as an employee or service provider will be assumed and converted into an option to purchase shares of salesforce.com common stock at the Effective Time, subject to the same terms and conditions (including vesting terms) as in effect with respect to the ExactTarget options immediately prior to the Effective Time, except that: (i) any such assumed ExactTarget option will be exercisable for that number of whole shares of salesforce.com common stock equal to the product of the number of ExactTarget Shares that were issuable upon exercise of such ExactTarget option immediately prior to the Effective Time multiplied by the quotient obtained by dividing (x) the Offer Price by (y) the volume-weighted average closing sale price of one share of salesforce.com common stock as reported on the New York Stock Exchange (the “NYSE”) for the ten (10) consecutive trading days ending on the date that is two (2) trading days immediately preceding the Merger closing date, rounded to the nearest 0.00001 (with amounts between 0.000005 and 0.0000099 rounded up) (the “Exchange Ratio”), with the result rounded down to the nearest whole number of shares of salesforce.com common stock, and (ii) the per share exercise price for the shares of salesforce.com common stock issuable upon exercise of such assumed ExactTarget option will be equal to the quotient obtained by dividing the exercise price per Share at which such assumed ExactTarget option was exercisable immediately prior to the Effective Time by the Exchange Ratio, with the result rounded up to the nearest whole cent.

In addition, each holder of a 2004 Plan Option who will be continuing as an employee or service provider will have the opportunity prior to the Effective Time to elect an automatic “cashless exercise” of such 2004 Plan Option, contingent upon the consummation of the Merger. If electing such cashless exercise, the Shares issued after giving effect to the cashless exercise will be treated in the same manner as other Shares outstanding as of immediately prior to the Merger, with the end result that the holder will receive a cash payment equal to the Offer Price minus the exercise price (less applicable tax withholdings) for each Share subject to the exercised portion of such 2004 Plan Option.

Each unvested 2008 Plan Option that is held by an individual who is not continuing as an employee or service provider will not be assumed by salesforce.com and instead will be cancelled for no consideration at the Effective Time.

Pursuant to ExactTarget’s executive officers’ outstanding stock option agreements, at the Effective Time, each executive officer will be entitled to accelerated vesting of the portion of the executive officer’s then-outstanding stock options that would have become vested in the following 12 months (or the following 24 months for Mr. Dorsey).

The table below sets forth, for each of ExactTarget’s executive officers holding stock options as of June 6, 2013, (a) the aggregate number of Shares subject to such stock options that may be cashed out at the Effective Time (after giving effect to the accelerated vesting noted above) assuming for purposes of this table that such acceleration occurred on June 6, 2013, and (b) the value of amounts payable in respect of the executive officer’s stock options on a pre-tax basis at the Effective Time, assuming that the executive officer elected to exercise any of his or her 2004 Plan Options through the “automatic cashless exercise” opportunity described above and including these amounts for purposes of the table and assuming the executive officer’s employment or service with ExactTarget continued through the Effective Time, calculated by multiplying (i) the excess of the Offer Price over the respective per share exercise prices of the stock options by (ii) the number of Shares subject to those stock options, rounded to the nearest whole dollar.

None of our non-employee directors currently holds stock options (however, Mr. Dorsey holds stock options in his capacity as an executive officer).

	Stock Options
Name	Number of Shares Subject to Cash Out	Value
Scott D. Dorsey	1,128,125	$28,024,281
Steven A. Collins	272,916	6,679,149
Traci M. Dolan	383,541	11,008,456
Andrew J. Kofoid	401,801	10,243,671
Timothy B. Kopp	382,838	10,031,733
Scott S. McCorkle	956,854	26,500,499

Restricted Stock and Restricted Stock Units

Outstanding Shares of Restricted Stock as of immediately prior to the Effective Time will be cancelled at the Effective Time (after giving effect to any acceleration of vesting that occurs on account of the transactions contemplated by the Acquisition Agreement) and converted into the right to receive a cash amount equal to the Offer Price for each Share of Restricted Stock, which right will be unvested and subject to the same vesting schedule, repurchase option or obligation, risk of forfeiture or other condition as in effect with respect to each such Share of Restricted Stock as of immediately prior to the Effective Time and will not be paid or payable unless and until such time as such vesting conditions are met and such repurchase option, risk of forfeiture or other condition lapses or otherwise terminates. Pursuant to their Restricted Stock agreements or as otherwise provided by the Board, Shares of Restricted Stock held by our non-employee directors will vest at the Effective Time, and such Shares will be exchanged for the right of such non-employee directors to receive the Offer Price therefor promptly following the Effective Time.

Outstanding ExactTarget RSUs as of immediately prior to the Effective Time (after giving effect to any acceleration of vesting that occurs on account of the transactions contemplated by the Acquisition Agreement) will be assumed by salesforce.com as salesforce.com RSUs. Such RSUs will continue to have, and be subject to, the same terms and conditions (including vesting terms), as in effect immediately prior to the Effective Time, except that such assumed ExactTarget RSUs will cover that number of whole shares of salesforce.com common stock equal to the product of the number of ExactTarget Shares underlying such ExactTarget RSUs immediately prior to the Effective Time multiplied by the Exchange Ratio, with the result rounded down to the nearest whole number of shares of salesforce.com common stock. Pursuant to ExactTarget’s executive officers’ RSU agreements, at the Effective Time, each executive officer will be entitled to accelerated vesting of the portion of the executive officer’s then-outstanding RSUs that would have become vested in the following 12 months (or the following 24 months for Mr. Dorsey), and such accelerated Shares will be treated in the same manner as Shares outstanding as of immediately prior to the Effective Time.

The table below sets forth, for each of ExactTarget’s executive officers and directors holding Restricted Stock and/or RSUs as of June 6, 2013, (a) the aggregate number of Shares of Restricted Stock subject to such awards that may be cashed out at the Effective Time (after giving effect to the accelerated vesting noted above assuming for purposes of this table that such acceleration occurred on June 6, 2013), and (b) the value of amounts payable in respect of such awards on a pre-tax basis at the Effective Time, calculated by multiplying (i) the Offer Price by (ii) the number of Shares subject to those awards, rounded to the nearest whole dollar.

	Restricted Stock & RSU Awards
Name	Number of Shares	Value
Julie M.B. Bradley	12,408	$418,770
Michael M. Brown	6,108	206,145
Matthew W. Ferguson	6,108	206,145
Timothy I. Maudlin	6,561	221,434
Scott M. Maxwell	6,108	206,145
Rory T. O’Driscoll	6,108	206,145
David L. Yuan	6,108	206,145
Scott D. Dorsey	37,500	1,265,625
Steven A. Collins	6,250	210,938
Traci M. Dolan	—	—
Andrew J. Kofoid	8,437	284,749
Timothy B. Kopp	5,312	179,280
Scott S. McCorkle	10,937	369,124

Individual Employment Arrangements

ExactTarget has entered into its standard form of executive employment agreement with each of its executive officers (each, an “Employment Agreement”).

Each Employment Agreement provides for severance benefits in the event the executive officer is terminated other than due to death, Disability or termination for “Unacceptable Performance” or if he or she resigns for “Adequate Reason,” in each case that occurs before a Change in Control of the Company. These benefits consist of a lump sum severance payment equal to 50% (100% for Mr. Dorsey) of annual base salary, as well as company-paid COBRA benefits for the executive officer and his or her eligible dependents for six months (12 months for Mr. Dorsey).

In addition, each Employment Agreement provides for “double-trigger” severance benefits in the event the executive officer is terminated without Cause (and not due to death or Disability) or resigns for Good Reason, in each case, upon or within 12 months following the Change in Control of the Company (which will occur upon the Effective Time). These benefits consist of a lump sum severance payment equal to the sum of 100% (150% for Mr. Dorsey) of annual base salary plus 50% of the executive officer’s bonus for the calendar year immediately preceding the year in which the termination date occurs, as well as company-paid COBRA benefits for the executive officer and his or her eligible dependents for 12 months (18 months for Mr. Dorsey).

In order to resign for Adequate Reason or Good Reason, the executive officer must provide the Company at least 30 days’ prior written notice identifying the acts or omissions constituting Adequate Reason or Good Reason, as applicable, that notice must be given within 90 days after the first occurrence of such act or omission, and the Company must be given the opportunity to cure such Adequate Reason or Good Reason and fail to do so within a 30-day cure period.

Pursuant to his or her Employment Agreement, if the severance payments and benefits or any other payments or benefits provided to the executive officer constitute “excess parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, then those payments and benefits will either be (x) delivered in full (to the extent due) to the executive officer or (y) reduced to the minimum extent necessary so that no portion of the payments and benefits will fail to be tax-deductible to the Company by reason of Section 280G of the Internal Revenue Code of 1986, as amended, whichever results in the greater amount of payments and benefits to the executive officer on an after-tax basis.

Each Employment Agreement also includes confidentiality and assignment of inventions obligations provisions, customary non-competition and non-solicitation restrictive covenants which last for 12 months following the executive officer’s termination, and other customary terms and provisions.

For purposes of the Employment Agreements, the following terms are generally defined as follows:

“Adequate Reason” means, without the executive officer’s written consent, the Company’s (i) material breach of the employment agreement, (ii) material reduction of the executive officer’s base compensation, or (iii) requirement that the executive officer perform the principal duties of employment at a location more than 40 miles from our headquarters.

“Cause” means the executive officer’s (i) act or omission constituting fraud, (ii) commission of a felony, (iii) intentional disclosure of confidential information or (iv) material neglect of duty or serious misconduct that the executive officer failed to correct within 30 days after written notice, in each case that is materially injurious to the Company.

“Change in Control” means (i) our consummation of a merger, consolidation, reorganization or similar business transaction, unless immediately after such transaction, more than 50% of the outstanding voting power of the surviving or resulting entity is held by persons who were stockholders of the company immediately before the transaction or (ii) our consummation of a sale of all or substantially all of our assets.

“Disability” means the executive officer is eligible for benefits under the Company’s long-term disability program.

“Good Reason” means, without the executive officer’s prior written consent, the Company’s (i) material breach of the employment agreement, (ii) material reduction of the executive’s base compensation, (iii) requirement that the executive officer perform the principal duties of employment at a location that is more than 40 miles from the location at which the executive officer was required to perform such duties immediately before the Change in Control, (iv) material diminution of the executive officer’s authority, duties or responsibilities, (v) material diminution in the budget over which the executive officer retains authority or (vi) material diminution in the authority, duties or responsibilities of the supervisor to whom the executive officer is required to report.

“Unacceptable Performance” means the executive officer’s (i) act or omission constituting Cause, (ii) willful and material failure to perform the duties of the executive officer’s employment that the executive officer failed to correct after written notice, (iii) willful and material violation of our code of ethics or written harassment policies or (iv) intentional breach of a material term or condition of the executive officer’s employment agreement that the executive officer failed to correct within five days after written notice.

Salesforce.com may enter into employment, compensation, severance or other employee benefits arrangements with one or more ExactTarget executive officers but the specific terms of these compensation arrangements have not been agreed upon as of the date of this filing. Until any compensation arrangement is effective, each ExactTarget executive officer’s existing Employment Agreement will continue to remain in effect.

Golden Parachute Compensation

The table below contains estimates of the payments and benefits that each of ExactTarget’s named executive officers (each, a “Named Executive Officer”) would receive in connection with or otherwise related to the transaction, assuming the completion of the transaction occurred on June 6, 2013 and assuming that each such officer’s employment with ExactTarget is terminated on such date, under circumstances that would entitle the Named Executive Officer to severance payments and other benefits under his Employment Agreement described above, as a “double-trigger” benefit. The payments set forth under the column entitled “Equity” below will not require a termination of employment in order to be payable; such amounts represent the “single-trigger” accelerated vesting for stock options and RSUs that would occur as of such date. The table includes the information required by Item 402(t) of Regulation S-K under the Exchange Act.

Golden Parachute Compensation

Named Executive Officer	Cash(1)	Equity(2)	Pension/ NQDC	Perquisites / Benefits(3)	Tax Reimbursement	Other	Total
Scott D. Dorsey	$838,500	$8,504,457	—	$24,846	—	—	$9,367,803
Steven A. Collins	424,000	3,232,344	—	16,564	—	—	3,672,908
Scott S. McCorkle	503,600	3,484,873	—	9,960	—	—	3,998,433

(1)	As described above under “Individual Employment Agreements,” this amount represents the “double-trigger” cash severance payment to which each Named Executive Officer would be entitled under his Employment Agreement in the event he is terminated without Cause (and not due to death or Disability) or resigns for Good Reason, in each case, upon or within 12 months following the Effective Time.
(2)	As described above under “Treatment of Equity-Based Awards under the Acquisition Agreement,” this amount equals the value of all unvested stock options to purchase ExactTarget common stock and unvested RSUs held by the Named Executive Officer as of June 6, 2013 that will automatically vest upon completion of the transaction, based on the difference between the $33.75 Offer Price and the exercise price of such options.
(3)	As described above, this amount equals the value of the “double-trigger” COBRA benefits provided to each Named Executive Officer under the terms of his Employment Agreement in the event he is terminated without Cause (and not due to death or Disability) or resigns for Good Reason, in each case, upon or within 12 months following the Effective Time.

Director Compensation

As an officer of the Company, Mr. Dorsey does not receive any additional compensation for his service on the Board. All directors, however, are reimbursed for their out-of-pocket expenses incurred in connection with their duties as directors. Each non-employee director receives fees payable in cash or Restricted Stock awards in accordance with the following:

Type of Fee/Grant	Value
Annual Retainer Fee	$25,000
Lead Director Fee	10,000
Audit Committee Chair Fee	18,000
Audit Committee Member Fee	9,000
Compensation Committee Chair Fee	12,000
Compensation Committee Member Fee	6,000
Nominating and Corporate Governance Committee Chair Fee	6,000
Nominating and Corporate Governance Committee Member Fee	3,000
Annual Restricted Stock Grant - Lead Director	145,000
Annual Restricted Stock Grant - Non-Lead Directors	135,000

Special Committee Compensation

On April 29, 2013, the Board resolved to form a “Special Committee” to consider strategic alternatives available to ExactTarget and to make a formal recommendation to the Board for its consideration regarding the same. The Special Committee consists of Julie M.B. Bradley, Matthew W. Ferguson, Scott M. Maxwell and Timothy I. Maudlin, with Mr. Maudlin serving as the Chair of the Special Committee. Members of the Special Committee receive the following compensation for their service on the Special Committee: (a) each member of the Special Committee, other than the Chair, receives a $10,000 initial retainer and a $5,000 monthly retainer; and (b) the Chair of the Special Committee receives a $15,000 initial retainer and a $7,500 monthly retainer. In addition, at a meeting on June 2, 2013, the Board determined to increase the retainer payable to Mr. Maudlin for chairing the Special Committee by an additional $50,000.

Indemnification and Exculpation of Directors and Officers

ExactTarget’s amended and restated certificate of incorporation provides that, to the fullest extent permitted by the DGCL, no director will be personally liable to ExactTarget or to its stockholders for monetary damages for breach of fiduciary duty as a director. Notwithstanding this provision, pursuant to Section 102(b)(7) of the DGCL, a director can be held liable (1) for any breach of the director’s duty of loyalty to ExactTarget or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (which concerns unlawful payments of dividends, stock purchases or redemptions) or (4) for any transaction from which the director derives an improper personal benefit.

While ExactTarget’s amended and restated certificate of incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate this duty. Accordingly, ExactTarget’s amended and restated certificate of incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. The provisions of ExactTarget’s amended and restated certificate of incorporation described above apply to an officer of ExactTarget only if he or she is a director of ExactTarget and is acting in his or her capacity as director, and do not apply to officers of ExactTarget who are not directors.

ExactTarget’s amended and restated bylaws require ExactTarget to indemnify any person who was or is a party or is threatened to be made a party to, or was otherwise involved in, a legal proceeding by reason of the fact that he or she is or was a director or an officer of ExactTarget or, while a director, officer or employee of ExactTarget, is or was serving at ExactTarget’s request as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent authorized by the DGCL, as it exists or may be amended, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement by or on behalf of such person) actually and reasonably incurred in connection with such service. ExactTarget is authorized under its amended and restated bylaws to carry directors’ and officers’ insurance protecting ExactTarget, any director, officer, employee or agent of ExactTarget or another corporation, partnership, joint venture, trust or other enterprise, against any expense, liability or loss, whether or not ExactTarget would have the power to indemnify the person under the DGCL. ExactTarget may, to the extent authorized from time to time, indemnify any of its agents to the fullest extent permitted with respect to directors, officers and employees in its amended and restated bylaws.

By its terms, the indemnification provided for in ExactTarget’s amended and restated bylaws is not exclusive of any other rights that the indemnified party may be or become entitled to under any law, agreement, vote of stockholders or directors, provisions of ExactTarget’s amended and restated certificate of incorporation or otherwise. Any amendment, alteration or repeal of ExactTarget’s amended and restated bylaws’ indemnification provisions is, by the terms of ExactTarget’s amended and restated bylaws, prospective only and will not adversely affect the rights of any indemnitee in effect at the time of any act or omission occurring prior to such amendment, alteration or repeal.

ExactTarget has entered into indemnification agreements with its directors and certain of its executive officers. These agreements confirm ExactTarget’s obligations to indemnify the directors and officers to the fullest extent authorized by the DGCL. The agreements also provide that ExactTarget will advance, if requested by an indemnified person, any and all expenses incurred in connection with a proceeding, subject to reimbursement by the indemnified person should a final judicial determination be made that indemnification is not available under applicable law. ExactTarget agrees that its obligations under the agreements will continue after the indemnified party is no longer serving ExactTarget with respect to claims based on the indemnified party’s service for ExactTarget. ExactTarget maintains directors’ and officers’ liability insurance for the benefit of its directors and officers.

In addition, the Acquisition Agreement provides that salesforce.com will cause the Surviving Corporation and its subsidiaries to honor and fulfill these indemnification obligations for a period of six years after the Effective Time and assume the indemnification agreements. During such 6-year period, salesforce.com may not, nor may it permit the Surviving Corporation to, amend, repeal or otherwise modify such provisions for indemnification in any manner that would affect the rights thereunder of any individual who at any time on or prior to the Effective Time was a director, officer, employee, fiduciary or agent of ExactTarget or its subsidiaries in respect of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by the Acquisition Agreement), unless such modification is required by law.

Additionally, for a period of six years after the Effective Time, salesforce.com and the Surviving Corporation must maintain in effect ExactTarget’s directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the time at which salesforce.com’s designees are appointed or elected to, and constitute a majority of, the Board (the “Appointment Time”), covering each person covered by the D&O Insurance as of June 3, 2013, on terms generally no less favorable, in the aggregate, than those of the D&O Insurance in effect on June 3, 2013; provided, however, that the Surviving Corporation may, at its option, substitute policies of salesforce.com, the Surviving Corporation or any of their respective subsidiaries containing terms with respect to coverage and amounts no less favorable, in the aggregate, to such persons than the D&O Insurance. In satisfying such obligations, salesforce.com and the Surviving Corporation shall not be obligated to pay annual premiums in excess of two hundred fifty percent (250%) of the amount paid by ExactTarget for coverage for its 2012 fiscal year, provided that that if the annual premiums of such insurance coverage exceed such amount, salesforce.com and the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. Prior to the Appointment Time, ExactTarget may purchase a six-year “tail” prepaid policy (the “Tail Policy”) on the D&O Insurance on terms and conditions no less favorable, in the aggregate, than the D&O Insurance and for an amount not to exceed two hundred fifty percent (250%) of the amount paid by ExactTarget for coverage for 2012. In the event that ExactTarget does not purchase the Tail Policy, salesforce.com may purchase a Tail Policy on the D&O Insurance on terms and conditions no less favorable, in the aggregate, than the D&O Insurance. In the event that ExactTarget purchases such a Tail Policy prior to the Appointment Time, salesforce.com and the Surviving Corporation shall maintain such Tail Policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of salesforce.com and the Surviving Corporation to maintain the D&O Insurance for so long as such Tail Policy shall be maintained in full force and effect.

Employee Matters

During a one-year period after the Effective Time, the Acquisition Agreement provides that the Surviving Company will (and salesforce.com will cause the Surviving Corporation to): (i) maintain its and its subsidiaries employee benefit plans and severance arrangements, other than equity-based benefits and individual employment agreements, at benefit levels that are no less than those in effect on the date of the Acquisition Agreement, (ii) provide compensation, benefits and severance payments (other than equity based benefits and individual employment agreements) that, taken as a whole, are no less favorable in the aggregate than the compensation, benefits and severance payments (other than equity based benefits and individual employment agreements) provided to such continuing employees as of immediately prior to the Effective Time, or (iii) some combination of (i) and (ii). Base compensation will not be decreased for any employee employed during that one-year period. Continuing employees will receive credit for service with the Company and its subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant under any such continuing plans or comparable plans, except where that credit would result in duplication of coverage or benefits for the same period of service.

In addition, continuing employees will be immediately eligible to participate in any new benefit plan sponsored by the surviving corporation after the Effective Time (each, a “new plan”) to the extent the new plan replaces coverage under a Company benefit plan in which the continuing employee was participating immediately before the Effective Time. Commercially reasonable efforts will be used to provide that waiting periods, pre-existing condition exclusions and similar requirements of certain new plans be waived for continuing employees, and that continuing employees be given credit for purposes of satisfying deductible, coinsurance and maximums under such new plans for the applicable plan year, and also to credit the accounts of any new plan that is a flexible spending plan with the continuing employee’s unused balances under the applicable Company plan. Continuing employees also will be credited with any vacation or paid time off that they accrued but did not use as of immediately prior to the Effective Time.

Unless salesforce.com instructs otherwise, the Company will terminate its (and certain of its affiliates) 401(k) plans as of no later than the day prior to the date the Company becomes a member of the same controlled group of corporations as salesforce.com. If the Company’s 401(k) plan is terminated under this provision, salesforce.com will permit continuing employees to roll over their account balances (including loans) to a 401(k) plan of salesforce.com or one of its affiliates. In addition, unless salesforce.com instructs otherwise, the Company will, to the extent permitted by law, terminate any group severance, separation, deferred compensation or salary continuation plans, programs or arrangements maintained by ExactTarget or certain of its affiliates, effective as of no later than the day prior to the Effective Time.

Arrangements between ExactTarget and salesforce.com, Purchaser and Their Respective Executive Officers, Directors or Affiliates

Acquisition Agreement

The summary of the Acquisition Agreement and the description of the conditions to the Offer contained in the Offer to Purchase in Section 13 entitled “The Transaction Documents” and Section 15 entitled “Conditions to Purchaser’s Obligations,” respectively, are incorporated by reference herein. Each summary and description is qualified in its entirety by reference to the Acquisition Agreement.

The Acquisition Agreement, which has been provided to inform investors with information regarding its terms and is not intended to provide any other factual information about the Company or salesforce.com, contains representations and warranties of each of the Company, salesforce.com and Purchaser. The assertions made in those representations and warranties were made for purposes of the Acquisition Agreement and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the Acquisition Agreement, including information contained in confidential disclosure schedules that the parties exchanged in connection with signing the Acquisition Agreement. Accordingly, investors and security holders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of a specific date and are modified in important part by the underlying disclosure schedules. In addition, certain representations and warranties may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters of fact. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Acquisition Agreement, which subsequent information may or may not be fully reflected in the Company’s or salesforce.com’s public disclosures.

Support Agreements

In order to induce salesforce.com to enter into the Acquisition Agreement, certain individuals, as owners of Shares, Shares held as Restricted Stock and Shares issuable upon exercise of outstanding options next to their names below, entered into Support Agreements with salesforce.com (the “Support Agreements”) that, among other things (i) restrict the transfer of their Shares, (ii) obligate them to vote their Shares in favor of the adoption of the Acquisition Agreement, and in favor of each of the other actions contemplated by the Acquisition Agreement and against approval of any proposal made in opposition to, or in competition with, consummation of the Offer, the Merger or any other transactions contemplated by the Acquisition Agreement, and (iii) obligate them to tender all their Shares in the Offer not later than the fifth business day prior to the scheduled expiration date of the Offer. However, if the Board validly effects a Company Board Recommendation Change (as defined in the Acquisition Agreement) in accordance with the terms of the Acquisition Agreement, the individuals who have executed Support Agreements will not be required to tender their Shares in the Offer and may withdraw any Shares previously tendered; provided that they will not be permitted to tender their Shares into any tender or exchange offer commenced by anyone other than salesforce.com, Purchaser or any other subsidiary of salesforce.com. The Support Agreements terminate upon such date and time as the Acquisition Agreement is terminated pursuant to and in accordance with the terms of the Acquisition Agreement. Based on the number of Shares outstanding as of June 3, 2013, the number of Shares owned by the stockholders that entered into the Support Agreements and eligible to be tendered in the Offer represent approximately 20% of ExactTarget’s issued and outstanding common stock. The form of Support Agreement, a copy of which has been filed as Exhibit (e)(2) hereto, and the description of the Support Agreements contained in Section 13 of the Offer to Purchase entitled “The Transaction Documents” are incorporated by reference herein. Each summary and description is qualified in its entirety by reference to the form of Support Agreement.

Confidentiality Agreement

The Company and salesforce.com entered into a confidentiality agreement, dated November 5, 2012, a copy of which has been filed as Exhibit (e)(3) hereto, and an amendment thereto dated May 15, 2013, a copy of which has been filed as Exhibit (e)(4) hereto (together, the “Confidentiality Agreement”), in connection with both parties’ evaluation of the potential business relationship that resulted in the Offer. Pursuant to the Confidentiality Agreement, subject to certain customary exceptions, the Company and salesforce.com agreed to keep confidential all non-public information received from the other party. The Company and salesforce.com also agreed that the non-public information furnished pursuant to the Confidentiality Agreement would be used solely for the purpose of evaluating the potential business relationship that resulted in the Offer and would not be publicly disclosed. The Confidentiality Agreement, and the description of the Confidentiality Agreement contained in Section 13 of the Offer to Purchase entitled “The Transaction Documents,” are incorporated by reference herein. Each summary and description is qualified in its entirety by reference to the Confidentiality Agreement.

Exclusivity Agreement

Salesforce.com and ExactTarget entered into an exclusivity agreement, dated May 25, 2013 (the “Exclusivity Agreement”), which set forth the terms on which salesforce.com and ExactTarget would enter into negotiations regarding the potential business combination that resulted in the Offer. The Exclusivity Agreement provided for a minimum ten day “no-shop” period that, after ten days, would terminate at 11:59 p.m. Eastern time on the day after ExactTarget gave salesforce.com written notice that it was terminating the “no-shop” period. The “no-shop” required that ExactTarget not, and not permit any of its officers, directors, employees, attorneys, advisors, accountants, bankers, contractors or representatives to, solicit or knowingly encourage the initiation or submission of any expression of interest, inquiry, proposal or offer from any person or entity (other than salesforce.com and its representatives) relating to an “Acquisition Transaction” (as defined in the Exclusivity Agreement), participate in any discussions or negotiations or enter into any agreement with, or provide any information to, any person or entity (other than salesforce.com and its representatives) relating to or in connection with a possible Acquisition Transaction, or respond to, consider or accept any proposal or offer from any person or entity (other than salesforce.com and its representatives) relating to a possible Acquisition Transaction.

The Exclusivity Agreement also provided that ExactTarget would immediately terminate any ongoing discussions, communications or negotiations with other parties relating to any possible Acquisition Transaction and provide salesforce.com with notice of any expression of interest, inquiry, proposal or offer relating to a possible Acquisition Transaction received by ExactTarget or any of its officers, directors, employees, attorneys, advisors, accountants, bankers, contractors or representatives.

The Exclusivity Agreement, a copy of which has been filed as Exhibit (e)(5) hereto, and the description of the Exclusivity Agreement contained in Section 13 of the Offer to Purchase entitled “The Transaction Documents” are incorporated by reference herein. Each summary and description is qualified in its entirety by reference to the Exclusivity Agreement.

Item 4. The Solicitation or Recommendation.

Solicitation or Recommendation

During a meeting held on June 3, 2013, the Board unanimously (i) determined that the Acquisition Agreement is advisable, (ii) determined that the Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are at a price and on terms that are fair to, and in the best interests of ExactTarget and the ExactTarget stockholders, (iii) approved the Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iv) recommended that ExactTarget’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and, to the extent applicable, adopt the Acquisition Agreement in accordance with the applicable provisions of Delaware law.

Accordingly, the Board unanimously recommends that all ExactTarget stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if the Merger is required to be submitted to a vote of ExactTarget stockholders, vote their Shares for the adoption of the Acquisition Agreement and the Merger.

Background and Reasons for the ExactTarget Board’s Recommendation

Background

In the ordinary course of business, the Board and senior management review and assess various strategic alternatives available to ExactTarget that may enhance stockholder value. In addition, from time to time over the last several years, several parties approached ExactTarget and inquired about possible strategic transactions.

In that regard, from late 2012 to April 2013, members of senior management, with the knowledge and authorization of the Board, had discussions with salesforce.com and three other global software companies referred to in this Section as “Party A,” “Party B,” and “Party C.” ExactTarget had commercial relationships with these companies over the prior several years, and in late 2012 each of these relationships evolved into discussions of a potential strategic transaction. These discussions included separate meetings between ExactTarget’s senior management and senior management of each of salesforce.com, Party A, Party B and Party C. ExactTarget’s senior management held in-person meetings with salesforce.com in November 2012, January 2013, February 2013, March 2013, and April 2013; with Party A in April 2013; and with Party B in March 2013; while representatives of ExactTarget held meetings with representatives of Party C in March 2013 and April 2013. At these meetings, the participants discussed ExactTarget’s business generally and had conversations with respect to potential commercial and strategic alliances between the parties and ExactTarget. ExactTarget’s senior management kept the Board updated as to these discussions. In order to facilitate the exchange of confidential information in connection with these discussions, ExactTarget entered into confidentiality agreements with each of Party A and salesforce.com in November 2012. ExactTarget had entered into a confidentiality agreement with Party B in 2010 in connection with a pre-existing commercial relationship. Since no confidentiality agreement was in place with Party C, ExactTarget limited its discussions with Party C to publicly available information.

On April 22, 2013, Scott Dorsey, Chief Executive Officer and Chairman of ExactTarget, and other members of ExactTarget’s senior management met with Marc Benioff, Chief Executive Officer and Chairman of salesforce.com, and other members of salesforce.com’s senior management to continue their discussions regarding a potential strategic alliance.

On April 23, 2013, Mr. Benioff spoke with Mr. Dorsey regarding the software industry generally and potential areas of strategic cooperation between ExactTarget and salesforce.com that could benefit their respective businesses. During the course of this discussion, Mr. Benioff expressed his interest in a potential acquisition of ExactTarget, and discussed some of the reasons for his interest in a potential transaction, including the strategic fit between the companies, their complementary product offerings and the strong culture and performance of ExactTarget.

On April 24, 2013, Mr. Dorsey and other senior members of ExactTarget’s management met in-person with senior management of Party A. At this meeting, members of Party A’s senior management indicated their interest in entering into a business combination with ExactTarget and expressed a desire to move quickly.

On April 26, 2013, Mr. Benioff contacted Mr. Dorsey and informed him that salesforce.com intended to send ExactTarget a written indication of interest with respect to a possible business combination later that day. Mr. Dorsey subsequently reported this conversation to Timothy Maudlin, Lead Independent Director of the Board, and they agreed that a meeting of the Board should be held to discuss salesforce.com’s possible interest in acquiring ExactTarget.

Later that day, salesforce.com delivered a non-binding written indication of interest to the Board setting forth for its consideration a proposal in which each outstanding Share would be exchanged for $26.00 per Share, in cash, subject to confirmatory due diligence and the negotiation of definitive documentation, but not subject to any financing condition or contingency.

On April 29, 2013, the Board convened a meeting, attended by representatives of the Company’s outside counsel, Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), to consider salesforce.com’s April 26 proposal set forth in its indication of interest. During the meeting a representative of Gibson Dunn reviewed with the directors their fiduciary duties in the context of evaluating salesforce.com’s April 26 proposal under Delaware law and ExactTarget’s strategic alternatives. The Gibson Dunn representative also discussed the potential processes for evaluating multiple indications of interest, including the formation of a Special Committee to engage in discussions and negotiations with potential acquirers. The Board considered the strategic alternatives available to ExactTarget, including the possibility of growing its business through continued internal growth and acquisitions while remaining an independent public company, and the potential execution risks and uncertainties associated therewith. Representatives of J.P. Morgan Securities LLC (“J.P. Morgan”) and one other investment bank each separately joined for a portion of the meeting to discuss ExactTarget’s strategic alternatives, provide strategic recommendations for engaging with potential acquirers and share preliminary data regarding valuation of

ExactTarget. The Board invited such investment banks, having considered several others, for the purpose of considering the engagement of a bank to act as its financial advisor during its review of ExactTarget’s strategic alternatives.

After a discussion in which the representatives of Gibson Dunn participated, the Board concluded that the merits of the proposed business combination, including its potential to deliver significant value to ExactTarget stockholders, deserved further consideration. The Board considered that further review of the proposed transaction, including potentially engaging in discussions and negotiations with salesforce.com and other potential business combination partners, would require the Board to act quickly and convene meetings on short notice. Therefore, the Board resolved to form a Special Committee, consisting of Mr. Maudlin, as chairman, Julie M.B. Bradley, Matthew W. Ferguson and Scott M. Maxwell, each an independent director, to assist the Board in considering the strategic alternatives available to ExactTarget, including, but not limited to, remaining independent, pursuing a business combination, and approaching other potential strategic acquirers and financial sponsors regarding a business combination, and to make a formal recommendation to the Board for its consideration regarding the same. The Special Committee was not formed because any director had a conflict of interest with respect to a proposed sale of ExactTarget, rather, the Board believed it would be easier for a smaller group to convene quickly for meetings on an as-needed basis. The Board also empowered the Special Committee to, among other things, engage legal and financial advisors, negotiate with any party the Special Committee deemed appropriate with respect to the terms and conditions of a business combination, and to make recommendations to the Board on whether the Board should approve a business combination and recommend such a transaction to the ExactTarget stockholders. The Special Committee was not empowered to act on behalf of the Board or ExactTarget to authorize the entry into a definitive business combination agreement. After assessing the discussions with both J.P. Morgan and the other investment bank referred to above, the Special Committee invited J.P. Morgan to submit a proposal to be engaged as financial advisor to the Special Committee.

On May 1, 2013, the Special Committee convened a meeting, attended by representatives of J.P. Morgan and Gibson Dunn, to further consider salesforce.com’s April 26 proposal set forth in its indication of interest. During this meeting, a representative of Gibson Dunn reviewed with the members of the Special Committee their fiduciary duties in the context of evaluating ExactTarget’s strategic alternatives. The Special Committee then had a discussion with representatives of J.P. Morgan and Gibson Dunn regarding ExactTarget’s potential strategic alternatives, including engaging in a potential business combination with salesforce.com or another party, and the process that might be taken to evaluate strategic alternatives. The members of the Special Committee then discussed other potential business combination partners and the potential considerations relating to contacting them, including the need to disclose sensitive information to current or potential competitors, the risk of leaks and their potential impact on the business of ExactTarget, in particular if ExactTarget remained a standalone entity, and the likelihood that each potential business combination partner would be able to timely finance and complete a business combination with ExactTarget. J.P. Morgan discussed with the Special Committee the low likelihood of a financial buyer being a potential business combination partner of ExactTarget given ExactTarget’s current financial profile. Following a discussion in which the representatives of J.P. Morgan and Gibson Dunn took part, the Special Committee selected Party A, Party B and Party C as potential business combination partners in addition to salesforce.com based upon, among other factors, their likely interest in engaging in a business combination with ExactTarget, including their ability to realize meaningful synergies from the combination, competitive concerns with regard to engaging in discussions and exchanging confidential information with such parties and such parties’ ability to timely negotiate, finance and complete a business combination. The Special Committee directed Mr. Dorsey to continue his discussions with representatives of Party A and Party B, and directed representatives from ExactTarget to continue their discussions with Party C. The Special Committee then formally engaged J.P. Morgan as financial advisor. In selecting J.P. Morgan, the Special Committee considered J.P. Morgan’s international reputation as a financial advisor, its significant experience in ExactTarget’s industry, its knowledge of ExactTarget, having underwritten ExactTarget’s initial public offering and a subsequent equity offering, certain financial advisory and financing services previously performed by J.P. Morgan for ExactTarget, and any potential conflicts of interest that J.P. Morgan might have. For information regarding certain financial advisory and financing services previously performed by J.P. Morgan for ExactTarget see “Opinion of Financial Advisor” below. The Special Committee also formally engaged Gibson Dunn as its legal advisor, after considering the favorable experience of its members with Gibson Dunn in ExactTarget’s initial public offering and a subsequent public offering, Gibson Dunn’s knowledge of ExactTarget in light of having participated in these transactions, and Gibson Dunn’s national reputation in mergers and acquisitions.

Between May 1 and May 7, 2013, Mr. Dorsey and ExactTarget’s senior management continued their discussions with representatives of Party A and Party B, and representatives of ExactTarget continued their discussions with Party C, concerning a potential strategic transaction with ExactTarget and indicated to these parties that ExactTarget had received an indication of interest from another party. During the same period, representatives of J.P. Morgan contacted Party A, Party B and Party C, and their financial advisors, for the same purpose. At the direction of the Special Committee, on May 3, 2013 Mr. Dorsey reported to Mr. Benioff that the Board would respond to salesforce.com’s indication of interest after ExactTarget’s earnings release process was complete.

On May 7, 2013, the Board convened a regularly scheduled meeting, attended by representatives of Gibson Dunn, to discuss ExactTarget’s first quarter 2013 results. Following a presentation by ExactTarget’s senior management regarding ExactTarget’s financial results for such quarter, and preliminary financial projections, Mr. Maudlin updated the Board on the Special Committee’s last meeting, including its determination to continue discussions with three potential business combination partners in addition to salesforce.com, and its engagement of financial and legal advisors. Mr. Dorsey then reported on management’s discussions with such potential business combination partners.

On May 9, 2013, representatives from ExactTarget held a teleconference with representatives from Party A to discuss ExactTarget’s business and a potential business combination.

Later that day, ExactTarget held its regularly scheduled earnings release call for the first fiscal quarter ended March 31, 2013. During the call, ExactTarget disclosed results for the quarter that were generally above its previously announced outlook for the quarter and raised its revenue guidance for the remainder of its fiscal year ending December 31, 2013.

That evening, the Special Committee convened a meeting, attended by representatives of J.P. Morgan and Gibson Dunn, to further consider salesforce.com’s April 26 proposal set forth in its indication of interest. At the meeting, representatives of J.P. Morgan discussed with the Special Committee the financial terms of the proposed transaction as well as preliminary thoughts regarding the standalone valuation of ExactTarget. Mr. Dorsey then reported on management’s discussions with the potential business combination partners selected by the Special Committee, including management’s teleconference with Party A. Following a discussion in which the representatives of J.P. Morgan and Gibson Dunn participated, the Special Committee concluded that the purchase price proposed by salesforce.com in its April 26 indication of interest did not fully reflect the value of ExactTarget, and directed Mr. Dorsey and the representatives of J.P. Morgan to convey this conclusion to salesforce.com and salesforce.com’s financial advisor, Merrill, Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), and to explore whether salesforce.com would be willing to increase its proposed purchase price. The Special Committee also directed Mr. Dorsey and the representatives of J.P. Morgan to continue their discussions with the potential business combination partners previously selected by the Special Committee. In that regard, the Special Committee determined that ExactTarget should seek to enter into and/or modify existing confidentiality agreements, which would include customary standstill provisions (but not a provision prohibiting a potential acquirer from making any public or private requests that a target waive the standstill restrictions, known as a “don’t ask/don’t waive” provision), with the potential business combination partners previously selected by the Special Committee to facilitate the further exchange of confidential information between the parties in connection with such discussions.

On May 10, 2013, representatives of J.P. Morgan contacted Party B and Party C to arrange meetings with senior management of ExactTarget in order to explore further, on a preliminary basis, the potential interest of such parties in a business combination. On May 11, 2013 the representatives of J.P. Morgan also had discussions with Party A regarding the same.

In addition, on May 11, 2013, Mr. Dorsey informed Mr. Benioff of the Special Committee’s conclusion that salesforce.com’s proposed purchase price did not fully reflect the value of ExactTarget and suggested that representatives of the two companies engage in further discussions regarding the potential benefits of a proposed business combination to determine whether salesforce.com would be able to increase its proposed purchase price. Mr. Dorsey also suggested to Mr. Benioff that J.P. Morgan and BofA Merrill Lynch engage in parallel discussions on the issue of the proposed purchase price.

On May 13, 2013, the Special Committee convened a meeting, attended by representatives of J.P. Morgan and Gibson Dunn, to further discuss a potential business combination. At the meeting, Mr. Dorsey updated the Special Committee on his discussions with Mr. Benioff and, together with representatives of J.P. Morgan, the potential business combination partners previously selected by the Special Committee. Mr. Dorsey then discussed management’s financial and strategic plan, including the financial projections previously presented to the Board. The members of the Special Committee discussed with management the execution risks associated with these projections, including in light of ExactTarget’s historical performance.

Following the Special Committee meeting, Mr. Dorsey and the representatives of J.P. Morgan had additional discussions with the potential business combination partners previously selected by the Special Committee, and provided each of them with, in the case of salesforce.com, Party A and Party B, a proposed amended and restated confidentiality agreement (as salesforce.com, Party A and Party B had existing confidentiality agreements with ExactTarget) and, in the case of Party C, a proposed confidentiality agreement, in each case that included a customary standstill provision (but not a “don’t ask/don’t waive” provision). Following negotiations between Gibson Dunn and their respective outside legal counsels, ExactTarget executed separate amended and restated confidentiality agreements with Party B on May 14, 2013 and with salesforce.com on May 15, 2013. Party A indicated that it would not be able to engage in further discussions until the week of May 20, 2013.

On May 14th and 15th, members of ExactTarget’s senior management and representatives of J.P. Morgan met with members of Party B’s senior management to discuss ExactTarget’s business and a potential business combination.

On May 16, 2013, members of ExactTarget’s senior management and representatives of J.P. Morgan met with members of salesforce.com’s senior management to discuss ExactTarget’s business and a potential business combination.

On May 17, 2013, Mr. Dorsey met with the chief executive officer of Party B to discuss ExactTarget’s business and a potential business combination. The same day, representatives of ExactTarget had a teleconference with representatives of Party C to discuss ExactTarget’s business generally. At this meeting, no confidential non-public information was shared with Party C.

On May 18, 2013, the Special Committee convened a meeting, attended by representatives of J.P. Morgan and Gibson Dunn. At the meeting, Mr. Dorsey and the representatives of J.P. Morgan updated the Special Committee on their discussions with the parties previously selected by the Special Committee, including the meetings with salesforce.com and Party B. A representative of Gibson Dunn then updated the Special Committee on the execution of amended and restated confidentiality agreements with salesforce.com and Party B.

On May 20, 2013, ExactTarget executed an amended and restated confidentiality and standstill agreement with Party A, and on May 21, 2013, members of ExactTarget’s senior management and representatives of J.P. Morgan met with members of Party A’s senior management to discuss ExactTarget’s business and a potential business combination.

On May 22, 2013, Party B contacted Mr. Dorsey and informed him that Party B intended to send ExactTarget a written indication of interest with respect to a possible business combination. Later that day, Party B delivered a non-binding written indication of interest to the Board proposing a transaction in which each outstanding Share would be exchanged for $30.00 per share, in cash, subject to confirmatory due diligence and the negotiation of definitive documentation, but not subject to any financing condition or contingency. Party B also requested a three-week period during which ExactTarget would contractually commit to engage in discussions exclusively with Party B.

Later that day, the Special Committee convened a meeting, attended by representatives of J.P. Morgan and Gibson Dunn, to consider Party B’s May 22 proposal set forth in its indication of interest. At the meeting, the representatives of J.P. Morgan and Gibson Dunn discussed with the Special Committee the terms of the proposal set forth in its indication of interest and request for exclusivity. In addition, Mr. Dorsey and the representatives of J.P. Morgan updated the Special Committee on their discussions with the other potential business combination partners, including the meeting on May 21, 2013 with representatives of Party A. The Special Committee then had a discussion in which the representatives of J.P. Morgan and Gibson Dunn participated regarding whether to contact additional potential business combination partners, after which the Special Committee decided that no other parties were likely to move quickly toward negotiating and entering into a transaction and that contacting additional parties might require sharing confidential information with competitors and might result in leaks that could potentially damage customer and employee relationships and thus reduce stockholder value in a sale. The members of the Special Committee also discussed potential regulatory hurdles that other parties may face in a transaction with ExactTarget. A representative of Gibson Dunn also reviewed with the members of the Special Committee their fiduciary duties in the context of evaluating Party B’s May 22 proposal.

On May 23, 2013, the Board convened a meeting, attended by representatives of J.P. Morgan and Gibson Dunn. The purpose of the meeting was to update the members of the Board about the status of discussions between Mr. Dorsey and ExactTarget’s representatives and senior management and the representatives of salesforce.com, Party A, Party B and Party C. The Board then considered two sets of financial projections prepared by senior management to determine which set of projections were most likely to be achieved, and should therefore be used by the Board in connection with its review of ExactTarget’s strategic alternatives, including continuing to operate ExactTarget on a standalone basis or entering into a business combination with a third party. The members of the Board discussed with J.P. Morgan and ExactTarget’s senior management the execution risks associated with each set of projections, and which set of projections were mostly likely to be achieved. Following discussions in which the representatives of J.P. Morgan and Gibson Dunn participated, the Board directed Mr. Dorsey to contact Mr. Benioff and Party B, and the representatives of J.P. Morgan to contact BofA Merrill Lynch and Party B’s financial advisor, to indicate that the Special Committee would further consider each of their respective indications of interest at a meeting the following day. The Board also directed J.P. Morgan and Gibson Dunn to conduct additional analyses with respect to various questions raised during the meeting.

On May 24, 2013, Mr. Dorsey contacted Mr. Benioff and representatives of Party B, and the representatives of J.P. Morgan contacted BofA Merrill Lynch and Party B’s financial advisor. During their discussion, Mr. Benioff indicated to Mr. Dorsey that salesforce.com would deliver a written indication of interest setting forth an increased proposed purchase price shortly.

Later that day, salesforce.com delivered to ExactTarget a written indication of interest with a proposed purchase price of $30.00 per share, in cash, subject to confirmatory due diligence and the negotiation of definitive documentation, but not subject to any financing condition or contingency. Salesforce.com also delivered a form of acquisition agreement, which form of agreement required that directors and certain officers and stockholders affiliated with directors of ExactTarget enter into support agreements agreeing to tender their Shares into and otherwise support any transaction entered into by the parties.

On May 24, 2013, the Special Committee convened a meeting, attended by representatives of J.P. Morgan and Gibson Dunn, to further consider Party B’s May 22 proposal and salesforce.com’s May 24 proposal. At the meeting, representatives of J.P. Morgan discussed the financial terms of the respective proposals submitted by Party B and salesforce.com. In addition, a representative of Gibson Dunn discussed the key terms and conditions of salesforce.com’s proposed form of acquisition agreement, including the scope of its representations and warranties, closing conditions and terms relating to the circumstances under which the acquisition agreement could be terminated, as well as its requirement that directors and certain officers and stockholders affiliated with directors deliver support agreements. Following discussions in which the representatives of J.P. Morgan and Gibson Dunn participated, the Special Committee directed the representatives of J.P. Morgan to contact BofA Merrill Lynch and Party B’s financial advisor, to determine whether salesforce.com and Party B would be willing to further increase their proposed purchase prices by 3 p.m. Eastern Time the following day. The Special Committee also directed the representatives of Gibson Dunn to contact salesforce.com’s and Party B’s legal advisors to discuss the key terms and conditions of a proposed transaction, including in the case of salesforce.com, the form of acquisition agreement provided on May 24.

Directly following the meeting, representatives from J.P. Morgan contacted BofA Merrill Lynch and Party B’s financial advisor. In addition, representatives from Gibson Dunn contacted salesforce.com’s and Party B’s legal advisors. Party B also contacted Mr. Dorsey that evening.

On May 25, 2013, Mr. Dorsey had several discussions with Party B, and J.P. Morgan had several discussions with Party B’s financial advisors. Party B informed Mr. Dorsey that a new indication of interest would be forthcoming later that day and would include an increased proposed purchase price. In addition, in such discussion, and in a subsequent discussion, the representative of Party B indicated to Mr. Dorsey that Party B’s new indication of interest would include Party B’s best offer.

Also on May 25, 2013, Party B delivered a written non-binding indication of interest to the Board increasing its proposed purchase price to the greater of (i) $30.50 per share and (ii) $0.50 per share more than the highest per-share purchase price point set forth in a bona fide written proposal to the Board, up to a maximum of $32.00 per share, in cash. The indication of interest was made subject to confirmatory due diligence and the negotiation of customary terms, conditions, representations, warranties and covenants to be agreed upon by the parties in a definitive acquisition agreement and ancillary agreements, but not subject to any financing condition or contingency. Party B also requested a three-week period in which to engage in exclusive negotiations with ExactTarget.

In addition, on the morning of May 25, 2013, Mr. Benioff and Mr. Dorsey had several communications, and J.P. Morgan had discussions with BofA Merrill Lynch. Later that day, Mr. Benioff contacted Mr. Dorsey to inform him that salesforce.com was willing to increase its proposed purchase price to $33.75 per share. Following their discussion, a representative of salesforce.com delivered to Mr. Dorsey a revised written indication of interest increasing its proposed purchase price to $33.75 per share, in cash, subject to confirmatory due diligence and the negotiation of definitive documentation, but not subject to any financing condition or contingency and requesting a 10-day period during which ExactTarget would contractually commit to engage in exclusive discussions with salesforce.com. Saleforce.com also delivered to Mr. Dorsey a form of exclusivity agreement. The salesforce.com indication of interest indicated that the transaction would be structured as a tender offer followed by a second-step merger between ExactTarget and a wholly owned subsidiary of salesforce.com.

Later in the day, the Special Committee convened a meeting, attended by representatives of J.P. Morgan and Gibson Dunn, to further consider Party B’s and salesforce.com’s revised proposals set forth in their respective indications of interest. At the meeting, representatives of J.P. Morgan discussed the financial terms of each proposal and Gibson Dunn discussed the key terms and conditions proposed by each party’s legal counsel, including a general overview of the scope of the representations and warranties, closing conditions and terms relating to the circumstances under which the acquisition agreement could be terminated, the support agreements and the terms and conditions of the proposed exclusivity agreements. Also at this meeting, the Special Committee further discussed the two sets of financial projections prepared by ExactTarget’s senior management and previously provided to the Board (defined as “Management’s Case A” and “Management’s Case B” under the heading “Financial Projections” below). Based on conversations among ExactTarget’s senior management and the Special Committee’s advisors with Party A, Party B and Party C, the Special Committee concluded that (i) it was unlikely Party A or Party C, if interested in a business combination with ExactTarget, were in a position to pursue one on a timeline consistent with that set forth in the indications of interest submitted by salesforce.com and Party B, and (ii) it was unlikely Party B would increase the purchase price set forth in its May 25 indication of interest. The Special Committee further considered the risk that any delay created by pursuing other proposals at that point, whether from Party A, Party B or Party C or other third parties, might result in salesforce.com withdrawing its proposal. Following discussions in which the representatives of J.P. Morgan and Gibson Dunn participated, the Special Committee concluded that it was desirable and in the best interests of the ExactTarget stockholders to enter into the Exclusivity Agreement proposed by, and to seek to negotiate a definitive Acquisition Agreement with, salesforce.com. The Special Committee then resolved to recommend to the Board that ExactTarget enter into the proposed Exclusivity Agreement with salesforce.com and proceed to respond to salesforce.com’s due diligence requests and negotiate a definitive Acquisition Agreement.

Immediately following the Special Committee meeting, the Board convened a meeting, attended by representatives of J.P. Morgan and Gibson Dunn, to consider Party B’s and salesforce.com’s revised proposals. At the meeting Mr. Maudlin reported on the Special Committee’s recommendation that ExactTarget enter into the proposed Exclusivity Agreement with salesforce.com and proceed to respond to salesforce.com’s due diligence requests and negotiate a definitive Acquisition Agreement. Following discussions in which the representatives of J.P. Morgan and Gibson Dunn participated, the Board approved ExactTarget entering into the proposed Exclusivity Agreement with salesforce.com and directed the representatives of J.P. Morgan and Gibson Dunn to proceed with engaging in salesforce.com’s due diligence review and negotiating a definitive Acquisition Agreement on an expedited basis.

Following the meeting of the Board, representatives from J.P. Morgan and Gibson Dunn contacted salesforce.com’s financial and legal advisors, respectively, to discuss how to proceed with salesforce.com’s due diligence review and negotiating a definitive Acquisition Agreement on an expedited basis. Mr. Dorsey also contacted salesforce.com’s senior management to confirm the Board’s decision. J.P. Morgan contacted Party B’s financial advisors to inform them that ExactTarget would be moving forward with another party. Mr. Dorsey also informed Party B that ExactTarget intended to enter into an exclusivity agreement with another party. Later that day, ExactTarget and salesforce.com entered into the Exclusivity Agreement, which provided for a 10-day period during which ExactTarget would engage in exclusive negotiations with salesforce.com.

On May 26, 2013, ExactTarget made available to salesforce.com an online data room containing financial, operating, regulatory, intellectual property, employment, legal and other information concerning ExactTarget and its business.

In addition, between May 26, 2013 and June 3, 2013, senior management of ExactTarget and salesforce.com met several times, together with J.P. Morgan and BofA Merrill Lynch, to continue and facilitate the completion of salesforce.com’s due diligence process. Also during this time representatives of Gibson Dunn and Wilson, Sonsini, Goodrich and Rosati, P.C. (“Wilson Sonsini”), legal counsel to salesforce.com, held in person negotiations at the offices of Wilson Sonsini in Palo Alto, California and further negotiated by telephone the terms and conditions of an Acquisition Agreement, including the terms of the tender offer conditions, rights to terminate the agreement, the circumstances under which ExactTarget would be required to pay a termination fee and the amount of such fee, as well as the terms and conditions of the Support Agreements. The representatives from Gibson Dunn consulted with a representative of the Special Committee regarding their ongoing negotiations with respect to the Acquisition Agreement and the Support Agreements. On each of May 28 and 29, 2013, and June 3, 2013, ExactTarget’s and salesforce.com’s senior management met in Denver, Colorado and San Francisco, California for in-person diligence sessions.

On May 30, 2013, the Special Committee convened a meeting, attended by representatives of J.P. Morgan and Gibson Dunn. At the meeting, Mr. Maudlin, Mr. Dorsey and the representatives of J.P. Morgan and Gibson

Dunn updated the Special Committee on the ongoing due diligence process and negotiations with salesforce.com and its representatives.

On June 1, 2013, the Special Committee and the Board convened a joint meeting, attended by representatives of J.P. Morgan and Gibson Dunn. At the meeting, Mr. Maudlin, Mr. Dorsey and the representatives of J.P. Morgan and Gibson Dunn provided additional updates to the Board on the ongoing due diligence process and negotiations with salesforce.com and its representatives. In addition, representatives of Gibson Dunn updated the directors on their negotiations with Wilson Sonsini, and advised the directors about the outstanding open issues in the proposed form of Acquisition Agreement, including the closing conditions and terms relating to the circumstances under which the Acquisition Agreement could be terminated, as well as the terms and conditions of the proposed Support Agreements, including under what circumstances the Support Agreements would terminate.

On June 2, 2013, the Board and the Special Committee convened a joint meeting attended by representatives of J.P. Morgan and Gibson Dunn. At the meeting, representatives of J.P. Morgan reviewed with the Special Committee its preliminary financial analysis relating to the proposed purchase price in the proposed transaction. Representatives of Gibson Dunn then reviewed the fiduciary duties of the directors with respect to the evaluation of the proposed transaction, and provided a summary of the terms and conditions of the proposed Acquisition Agreement and Support Agreements (copies of which were previously provided to the members of the Board), including a discussion of the remaining open terms. Following discussions in which the representatives of J.P. Morgan and Gibson Dunn participated, the directors directed the representatives of J.P. Morgan and Gibson Dunn to continue negotiating a definitive Acquisition Agreement on the terms and conditions discussed with the Board.

On June 3, 2013, representatives of Gibson Dunn and Wilson Sonsini continued to negotiate the proposed form of Acquisition Agreement, including the scope of ExactTarget’s representations and warranties, closing conditions and circumstances under which the Acquisition Agreement could be terminated, as well as the terms and conditions of the Support Agreements.

On June 3, 2013, the Board and the Special Committee convened a joint meeting attended by representatives of J.P. Morgan and Gibson Dunn. At the meeting, representatives of J.P. Morgan reviewed with the Special Committee and the Board its financial analysis of the proposed purchase price (referring to materials provided to the Board prior to the meeting) and delivered to the Special Committee an oral opinion, which was confirmed by delivery of a written opinion dated June 3, 2013, addressed to both the Special Committee and the Board, to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed and qualifications and limitations set forth therein, the $33.75 in cash per Share to be paid to holders of Shares in the proposed Offer and the Merger, taken together and not separately (the “Transaction”), was fair, from a financial point of view, to such holders. Representatives of Gibson Dunn then provided an update on the remaining open issues in the Acquisition Agreement and the Support Agreements.

The Special Committee then unanimously determined that the Acquisition Agreement in the form presented by Gibson Dunn and the consummation of the transactions contemplated thereby, including the Offer and the Merger, were fair to, and in the best interests of, ExactTarget and ExactTarget stockholders. The Special Committee resolved to recommend to the Board that the Board approve, adopt and authorize, and declare advisable, the Acquisition Agreement and the transactions contemplated therein, including the Offer and the Merger, including, with respect to the Merger, for purposes of Section 203 of the DGCL, and that the Board recommend that ExactTarget stockholders accept the Offer, tender their Shares pursuant to the Offer, and to the extent applicable, adopt the Acquisition Agreement in accordance with Delaware law.

The Special Committee then gave its recommendation to the full Board. After a full discussion in which the representatives of J.P. Morgan and Gibson Dunn participated, the Board determined, in consideration of, among other factors, the recommendation of the Special Committee, the opinion of J.P. Morgan, the transaction terms described by Gibson Dunn, and the risks associated with continuing as a standalone entity, that the Acquisition

Agreement and the consummation of the transactions contemplated therein, including the Offer and the Merger, were fair to, and in the best interests of, ExactTarget and ExactTarget stockholders. The Board then (i) unanimously determined that the Acquisition Agreement is advisable, (ii) unanimously determined that the Acquisition Agreement and the transactions contemplated therein, including the Offer and the Merger, taken together, are at a price and on terms that are fair to, and in the best interests of ExactTarget and the ExactTarget stockholders, (iii) unanimously approved the Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the Support Agreements, which approval, to the extent applicable, constituted approval under the provisions of Section 203 of the DGCL, and (iv) unanimously recommended that the ExactTarget stockholders accept the Offer, tender their Shares pursuant to the Offer, and to the extent applicable, adopt the Acquisition Agreement in accordance with the applicable provisions of Delaware law.

Immediately following the joint meeting, the Compensation Committee of the Board met to discuss certain compensation arrangements in the Acquisition Agreement and approved such compensation arrangements. The Compensation Committee had been informed by ExactTarget’s management that up to that point there had been no negotiations with salesforce.com of future employment terms for any member of ExactTarget’s senior management.

In the evening of June 3, 2013, ExactTarget and salesforce.com executed the definitive Acquisition Agreement and the directors and certain officers and stockholders affiliated with directors of ExactTarget entered into the Support Agreements.

On June 4, 2013, before the opening of trading on the NYSE, ExactTarget and salesforce.com issued a joint press release announcing the execution of the Acquisition Agreement and the Offer and the Merger contemplated by the Acquisition Agreement.

Reasons for the Board’s Recommendation

In evaluating the Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Board and the Special Committee, held numerous meetings and consulted with ExactTarget’s senior management, financial advisor and legal counsel, and reviewed, evaluated and considered numerous factors and a significant amount of information and data, including the following:

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information concerning ExactTarget’s business, financial performance (both past and prospective) and ExactTarget’s financial condition, results of operations (both past and prospective), business and strategic objectives, as well as the risks of accomplishing those objectives;

•	ExactTarget’s business and financial prospects if ExactTarget were to remain an independent company, and the growth and scale required to compete effectively in ExactTarget’s industry;

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the possible alternatives to the Offer and the Merger (including the option of continuing to operate independently), the timing and likelihood of accomplishing the business plans and strategic objectives of those alternatives, and potential benefits and risks of those alternatives;

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the results of ExactTarget’s discussions with other third parties, including Party A, Party B and Party C, that would reasonably be expected to have interest in acquiring ExactTarget, and the Board’s ability under the terms of the Acquisition Agreement to negotiate with third parties concerning certain unsolicited competing acquisition proposals if one were received during the pendency of the Offer;

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the terms of the Acquisition Agreement that would reasonably be expected to have an impact on the likelihood ExactTarget would receive an unsolicited competing acquisition proposal during the pendency of the Offer (including the termination fee that would be payable); and

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the other terms of the Acquisition Agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination rights of the parties.

In reaching its decision to approve the Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Merger, and to recommend that ExactTarget stockholders tender their Shares in the Offer and, if necessary, approve and adopt the Acquisition Agreement, the Board considered numerous factors weighing in favor of the Offer and Merger, including the following:

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Offer Price. The value of the consideration to be received by ExactTarget stockholders in the Offer and the Merger, which represents a 52.7% premium to the closing price of ExactTarget’s common stock on June 3, 2013 (the day preceding the public announcement of the Acquisition Agreement), a 56.4% premium to the average closing price of ExactTarget’s common stock during the 30 trading days prior to the public announcement of the Acquisition Agreement, and a 54.8% premium to the price of ExactTarget’s stock, before underwriters’ commissions and discounts, in ExactTarget’s March 2013 initial public offering.

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Financial Condition and Prospects of ExactTarget. The Board’s assessment of ExactTarget’s financial prospects, based on its knowledge and familiarity with ExactTarget’s business, financial condition, and results of operations were ExactTarget to remain independent, as compared to engaging in a business combination. The Board discussed and deliberated at length concerning ExactTarget’s recent financial performance, and current financial prospects, including the potential benefits inherent in, as well as the risks associated with, executing upon and achieving ExactTarget’s business plans. The Board also considered the highly competitive and rapidly evolving environment in which ExactTarget operates and is expected to operate in the future, and the impact of this competitive environment on ExactTarget’s ability to price its products and retain and expand its portion of the total available market.

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Available Alternatives; Results of Discussions with Third Parties. The thorough review conducted by ExactTarget, the Special Committee and the Board of several alternative strategies for ExactTarget and the desirability and perceived risks of each such alternative. The Board evaluated each of these prospective alternatives in light of the various execution risks associated therewith and ExactTarget’s historical performance. The Board considered the strategic alternatives available to ExactTarget, including the possibility of growing its business through significant acquisitions and internal growth while remaining an independent public company. The Board also considered the results of the process that the Special Committee and the Board had conducted, with the assistance of ExactTarget’s management and its financial and legal advisors, to evaluate strategic alternatives and select business combination partners that had the potential to expeditiously enter into a definitive acquisition agreement and to consummate the proposed transaction on terms most favorable to the ExactTarget stockholders, and the results of discussions with Party A, Party B and Party C. The Board considered the indications of interest in an acquisition of ExactTarget expressed by Party B as well as the potential interest of Party A and Party C. The Board also considered the ability of other parties to make, and the possibility that other parties would make, a proposal to acquire ExactTarget at a higher price than the one proposed by salesforce.com.

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Opinion of ExactTarget’s Financial Advisor. The opinion of J.P. Morgan, dated as of and addressed and delivered to the Special Committee and the Board on June 3, 2013, to the effect that as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the $33.75 in cash per Share to be paid to the holders of Shares in the proposed Transaction was fair, from a financial point of view, to such holders. The full text of J.P. Morgan’s written opinion, dated June 3, 2013, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations, is attached hereto as Annex II and is incorporated herein by reference. J.P. Morgan provided its opinion for the information and assistance of the Special Committee and the Board in connection with their consideration of the Acquisition Agreement. J.P. Morgan’s opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote at any ExactTarget stockholder’s meeting held in connection with the Merger or whether to take any other action with respect to the Offer or the Merger. For a further discussion of J.P. Morgan’s opinion, see “Opinion of Financial Advisor” below.

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Terms of the Acquisition Agreement. The provisions of the Acquisition Agreement, including the respective representations, warranties and covenants and termination rights of the parties and termination fees payable by ExactTarget, including the following (for a discussion of the terms of the Acquisition Agreement, see “Arrangements between ExactTarget and salesforce.com, Purchaser, and Their Respective Executive Officers, Directors or Affiliates” above):

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Cash Tender Offer. The Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling ExactTarget stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time.

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No Financing Condition. salesforce.com’s obligations under the Offer are not subject to any financing condition, and salesforce.com’s representations in the Acquisition Agreement that it has and will have sufficient funds available to consummate the Offer and the Merger, coupled with salesforce.com’s financial resources.

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Ability to Respond to Certain Unsolicited Indications of Interest. The provisions in the Acquisition Agreement that provide for the ability of the Board to respond to unsolicited indications of interest, if the Board (A) determines in good faith, after consultation with outside legal counsel and financial advisors, that such proposal constitutes, or is reasonably likely to lead to, a proposal which the Board believes is more favorable to the ExactTarget stockholders, from a financial point of view, than the transactions contemplated by the Acquisition Agreement, (B) first obtains from such person an executed confidentiality agreement on terms with respect to confidential information that are no less favorable to ExactTarget than those contained in the Confidentiality Agreement and (C) concurrently provides written notice to salesforce.com of its intent to furnish information or enter into discussions or negotiations with such person concurrently with taking any such action.

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Change of Recommendation; Fiduciary Termination Right. In the event ExactTarget receives a superior proposal, the Board has the right, prior to the purchase of Shares pursuant to the Offer, to withdraw, modify, amend or qualify its approval or recommendation to ExactTarget stockholders of the Offer or its declaration of advisability of the Acquisition Agreement, the Offer, or the Merger, and the Board may terminate the Acquisition Agreement after the period of time to accept a superior proposal, if the Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to do so would be reasonably likely to be a breach of its fiduciary duties to the ExactTarget stockholders under Delaware Law.

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Conditions to Consummation of the Offer and the Merger; Likelihood of Closing. The reasonable likelihood of the consummation of the transactions contemplated by the Acquisition Agreement and that salesforce.com’s obligations to purchase Shares in the Offer and to close the Merger are subject to limited conditions.

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Merger Option. The Board considered that salesforce.com had been granted a “top-up option” to purchase from ExactTarget, under certain circumstances following consummation of the Offer, at a price per share equal to the Offer Price, up to a number of additional Shares sufficient to cause salesforce.com to own one Share more than 90% of the Shares then outstanding plus the total number of Shares that are issuable within ten business days after the issuance of the top-up Shares upon vesting, conversion and exercise of all derivative securities, including stock options, stock appreciation rights, restricted stock units and any other equity-based awards, and that this could permit salesforce.com to consummate the Merger more quickly as a short form merger under Delaware law.

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Support Agreements. The fact that the Support Agreements entered into by ExactTarget’s directors, executive officers and certain stockholders that are affiliates of ExactTarget’s directors terminate in the event that ExactTarget terminates the Acquisition Agreement, which permits those persons to support a transaction involving a superior proposal.

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Advice of Legal Advisors. The Board also took into account the advice of its legal advisors with respect to the terms and conditions of the Acquisition Agreement, the Offer and Merger and the matters related thereto.

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Negotiations with salesforce.com. The belief of the Board that, after the process described in the “Background” above, ExactTarget had obtained the highest price per Share that salesforce.com was willing to pay.

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Business Reputation of salesforce.com. The business reputation and capabilities of salesforce.com and its management and the substantial financial resources of salesforce.com, which the Board believed supported the conclusion that a transaction with salesforce.com could be completed relatively quickly and in an orderly manner.

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Termination Fee. The termination fee of $78,240,000, which represents approximately 2.95% of ExactTarget’s outstanding equity value, that could become payable pursuant to the Acquisition Agreement under certain circumstances, including if ExactTarget terminates the Acquisition Agreement to accept a superior proposal or if salesforce.com terminates the Acquisition Agreement because the Board changes its recommendation with respect to the Offer or the Merger. The Board considered that these provisions in the Acquisition Agreement could have the effect of deterring third parties who might be interested in exploring an acquisition of ExactTarget but was of the view that the payment of the termination fee was comparable to termination fees in transactions of a similar size, was reasonable and likely would not deter competing bids. In addition, the Board recognized that the provisions in the Acquisition Agreement relating to termination fees and non-solicitation of indications of interest were insisted upon by salesforce.com as a condition to entering into the Acquisition Agreement and that the termination fee would likely not be required to be paid unless ExactTarget entered into, or intended to enter into, a definitive agreement with respect to a superior proposal.

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Recommendation of the Special Committee. The recommendation received by the Board from the Special Committee that the Board approve, adopt and authorize, and declare advisable, the Acquisition Agreement and the transactions contemplated therein, including the Offer and the Merger, including, with respect to the Merger, for purposes of Section 203 of the DGCL, and that the Board recommend that ExactTarget stockholders accept the Offer, tender their Shares pursuant to the Offer, and to the extent applicable, adopt the Acquisition Agreement in accordance with Delaware law, as described in the “Background” above. The Board considered that the Special Committee also took into account the factors and risks described in this section in arriving at its recommendation to the Board.

In the course of its deliberations, the Board also considered a variety of risks and factors weighing against the Offer and the Merger, including:

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Risks of Announcement and Closing. The risks and contingencies related to the announcement and pendency of the Offer and the Merger, including the impact on ExactTarget’s employees and its relationships with existing and prospective customers, suppliers and business partners, as well as other third parties.

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Conditionality; Risk of Termination. The conditions to salesforce.com’s obligation to complete the Offer and the Merger and the right of salesforce.com to terminate the Acquisition Agreement under certain specified circumstances.

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Completion Risks. The risks and costs to ExactTarget if the Offer and the Merger are not completed, including the diversion of management and employee attention, potential employee attrition, the potential impact on ExactTarget’s stock price and the effect on its business relationships.

•	Governmental Approvals. The risks of a delay in receiving, or a failure to receive, the necessary antitrust approvals and clearances to complete the Offer and the Merger.

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Interim Operating Restrictions. The limitations on ExactTarget’s business due to pre-closing covenants in the Acquisition Agreement whereby ExactTarget has agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take certain actions related to the conduct of its business without the prior written consent of salesforce.com.

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Cash Transaction. That ExactTarget stockholders will receive cash in exchange for their Shares and, as a result, will forego any potential future increase in ExactTarget’s value, and that any gains realized as a result of the Offer and the Merger generally will be taxable to ExactTarget stockholders.

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Tender Offer. The requirement in the Acquisition Agreement that the Offer must continue for a period of time following any change in the Board’s recommendation that ExactTarget stockholders tender their Shares into the Offer.

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Termination Fee and Other Alternative Acquirers. The possibility that the $78,240,000 termination fee payable to salesforce.com under the circumstances set forth in the Acquisition Agreement might discourage a competing proposal from another prospective acquirer seeking to acquire ExactTarget or reduce the aggregate consideration offered in any such proposal.

The foregoing discussion of information and factors considered and given weight by the Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors. In arriving at its recommendation, the Board was aware of and took into consideration the interests of executive officers and directors of ExactTarget as described under “Past Contracts, Transactions, Negotiations and Agreements” above.

Opinion of Financial Advisor

Pursuant to an engagement letter dated May 1, 2013, the Company retained J.P. Morgan as the exclusive financial advisor to the Special Committee in connection with the Offer and the Merger and to deliver a fairness opinion in connection with the Offer and the Merger.

At the meeting of the Special Committee and the Board on June 3, 2013, J.P. Morgan rendered its oral opinion to the Special Committee and the Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid to the Company’s common stockholders in the proposed Transaction was fair, from a financial point of view, to such stockholders. J.P. Morgan has confirmed its June 3, 2013 oral opinion by delivering its written opinion to the Board of the Company, dated as of the same date, that, as of such date, the consideration to be paid to the Company’s common stockholders in the proposed Transaction was fair, from a financial point of view, to such stockholders. No limitations were imposed by the Special Committee or the Board upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the written opinion of J.P. Morgan dated June 3, 2013, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex II to this Schedule 14D-9 and is incorporated herein by reference. The Company’s common stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion is addressed to the Special Committee and the Board, is directed only to the consideration to be paid in the proposed Transaction and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its Shares into the Tender Offer or how such stockholder should vote at any special meeting of the Company’s common stockholders. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a draft dated June 3, 2013 of the Acquisition Agreement;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•

compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•

compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts provided by the management of the Company relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

J.P. Morgan also held discussions with the Special Committee, the Board, certain members of the management of the Company and salesforce.com with respect to certain aspects of the Offer and the Merger, the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

J.P. Morgan relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company and salesforce.com or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company or salesforce.com under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Offer and the Merger and the other transactions contemplated by the Acquisition Agreement will be consummated as described in the Acquisition Agreement and this Schedule 14D-9, and that the definitive Acquisition Agreement would not differ in any material respect from the draft thereof provided to J.P. Morgan. J.P. Morgan assumed that the representations and warranties made by the Company, salesforce.com and the Purchaser in the Acquisition Agreement and the related agreements are and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and has relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger will be obtained without any adverse effect on the Company or on the contemplated benefits of the Offer and the Merger.

J.P. Morgan’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. Subsequent developments may affect J.P. Morgan’s opinion, and J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the Company’s common stockholders in the proposed Transaction, and J.P. Morgan has expressed no opinion as to the fairness of the Offer and the Merger to, or any consideration of, the holders of any other class of securities, creditors or other constituencies of the Company or the underlying decision by the Company to engage in the Offer and the Merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Offer and the Merger, or any class of such persons relative to the consideration to be paid to the Company’s common stockholders in the Offer and the Merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which the Shares will trade at any future time, whether before or after the closing of the Offer and the Merger.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion. Certain of the financial analyses summarized below include information presented in tabular format. In order to fully understand J.P. Morgan’s financial analyses, the table must be read together with the text of the related summary. The table alone does not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses. Mathematical analyses, such as determining the arithmetic median, is not itself a meaningful method of using selected company data.

Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to the Company. The companies selected by J.P. Morgan were:

•	Bazaarvoice, Inc.

•	Concur Technologies, Inc.

•	Constant Contact, Inc.

•	Cornerstone OnDemand, Inc.

•	LinkedIn Corporation

•	Marin Software Incorporated

•	Marketo, Inc.

•	NetSuite Inc.

•	RealPage, Inc.

•	Responsys, Inc.

•	salesforce.com, inc.

These companies were selected by J.P. Morgan, based on its experience and familiarity with the Company’s industry, because of similarities to the Company in one or more of their business, regional or end-market characteristics and, in certain cases, similarities to the Company based on operational characteristics and financial metrics. However, none of the companies selected is identical or directly comparable to the Company, and certain of the companies may have characteristics that are materially different from those of the Company. Accordingly, J.P. Morgan made judgments and assumptions concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

For purposes of its analysis of each of the selected companies, J.P. Morgan used estimates for revenue based on consensus analysts research estimates, and based on publicly available financial data, including Wall Street research estimates.

Using publicly available information, J.P. Morgan calculated for each of the selected companies reviewed and the Company, among other information, the particular company’s firm value, or FV (calculated as the market value of the particular company’s common equity, or EV, plus total debt, plus non-controlling interest, less cash and cash equivalents) as a multiple of estimated revenue for calendar year 2013 (the “2013 Revenue Multiple”) and for calendar year 2014 (the “2014 Revenue Multiple”). The following table represents the results of J.P. Morgan’s analysis of the above-identified selected companies and the Company as of May 31, 2013:

	The Company	Selected Companies
		Range	Median
2013 Revenue Multiple	4.4x	1.3x to 16.5x	6.7x
2014 Revenue Multiple	3.7x	1.2x to 13.0x	5.4x

Based on the results of its analysis of the 2013 Revenue Multiple and the 2014 Revenue Multiple for each of the selected companies and the Company and other factors that J.P. Morgan deemed appropriate, J.P. Morgan selected a reference 2013 Revenue Multiple range of 3.5x to 6.0x and a reference 2014 Revenue Multiple range of 3.0x to 5.0x. These multiples were then applied to the Company’s revenue contained in Management’s Case A and Management’s Case B for calendar years 2013 and 2014, yielding the following ranges of implied fully diluted equity values per Share (based on outstanding shares and options as of May 31, 2013):

	2013	2014
Management’s Case A	$19.00 to $30.75	$19.75 to $31.25
Management’s Case B	$19.00 to $31.00	$20.75 to $33.00

All values presented were rounded to the nearest $0.25. J.P. Morgan compared the implied equity values per Share to the consideration per Share to be received in the Transaction of $33.75 to be paid to the Company’s common stockholders in the Transaction, noting that the consideration per Share to be received in the Transaction was above the range of implied values per Share.

Discounted Equity Value Analysis. J.P. Morgan performed an illustrative analysis of the present value of the Company’s theoretical implied future price per Share. In performing the discounted equity value analysis, J.P. Morgan applied a reference range of 2014 revenue multiples of 3.0x to 5.0x (based on the reference 2014 Revenue Multiple range for the selected companies) to estimated 2015 revenue under Management’s Case A and Management’s Case B in order to estimate future prices per Share. The estimated future Share prices were then discounted to present value using a discount rate of 12.5% (which is the mid-point of the range of discount ranges from 11.0% to 14.0% selected by J.P. Morgan, upon application of its professional judgment, to reflect the Company’s weighted average cost of capital) implying the following ranges of implied fully diluted equity values per Share (based on outstanding shares and options as of May 31, 2013):

Management’s Case A	$20.75 to $33.25
Management’s Case B	$23.00 to $36.75

All values presented were rounded to the nearest $0.25. J.P. Morgan compared the implied equity values per Share to the consideration per Share to be received in the Transaction of $33.75 to be paid to the Company’s common stockholders in the Transaction, noting that the consideration per Share to be received in the Transaction was above the range of implied values per Share for Management’s Case A and within the range of implied values per Share for Management’s Case B.

Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per Share. The unlevered free cash flows that the Company is expected to generate during fiscal years 2013 through 2022 were based upon Management’s Case A and Management’s Case B and management’s extrapolations of such forecasts for each of the years from 2016 through 2022 based on 2015 growth and margin performance in the applicable forecast extrapolated by management to reach a steady state margin and growth profile by 2022. J.P. Morgan calculated a range of terminal asset values of the Company at the end of the 10-year period ending 2022 by applying a perpetuity growth rate ranging from 3.0% to 5.0%

(based on application of its professional judgment) to the unlevered free cash flow of the Company during the final year of the 10-year period. The unlevered free cash flows and the range of terminal asset values were then discounted to present values using a range of discount rates from 11.0% to 14.0%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the Company and the selected companies. The present value of the unlevered free cash flows and the range of terminal asset values were then adjusted for the Company’s estimated excess cash and total debt as of March 31, 2013. Based on the foregoing, this analysis indicated the following ranges of implied fully diluted equity values per Share (based on outstanding shares and options as of May 31, 2013):

Management’s Case A	$13.50 to $24.25
Management’s Case B	$16.75 to $30.25

All values presented were rounded to the nearest $0.25. J.P. Morgan compared the implied equity values per Share to the consideration per Share to be received in the Transaction of $33.75 to be paid to the Company’s common stockholders in the Transaction, noting that the consideration per Share to be received in the Transaction was above the range of implied values per Share.

Selected Transaction Analysis. Using publicly available information, J.P. Morgan examined selected transactions with respect to publicly traded companies engaged in businesses which J.P. Morgan determined to be comparable to the Company’s business or aspects thereof. These transactions were selected, among other reasons, because they involved companies with similarities to the Company in one or more of their business, regional or end-market characteristics and, in certain cases, similarities to the Company based on operational characteristics and financial metrics. However, none of the selected transactions involved companies that are identical or directly comparable to the Company, and certain of the selected transactions may have characteristics that are materially different from the Transaction. Specifically, J.P. Morgan reviewed the following transactions:

Acquiror	Target	Month/Year Announced
Oracle Corporation	Eloqua, Inc.	December 2012
International Business Machines Corp.	Kenexa Corporation	August 2012
SAP AG	Ariba, Inc.	May 2012
Oracle Corporation	Taleo Corporation	February 2012
International Business Machines Corp.	DemandTec, Inc.	December 2011
SAP AG	SuccessFactors, Inc.	December 2011
Oracle Corporation	RightNow Technologies, Inc.	October 2011
Oracle Corporation	Art Technology Group, Inc.	November 2010
International Business Machines Corp.	Unica Corporation	August 2010
Oracle Corporation	Phase Forward Incorporated	April 2010
Adobe Systems Incorporated	Omniture, Inc.	September 2009

For purposes of its analysis of each of the selected transactions, J.P. Morgan used estimates for revenue based on consensus analysts research estimates, and based on publicly available financial data, including Wall Street research estimates.

Using publicly available estimates, J.P. Morgan calculated forward revenue multiples for each of the selected transactions. The analyses indicated that the 2014 Revenue Multiples ranged from a low of 2.3x to a high of 7.2x. Based on the results of this analysis and other factors that J.P. Morgan deemed appropriate, J.P. Morgan selected a reference range of 3.0x to 7.0x for the 2014 Revenue Multiples. This multiple range was then applied to the 2014 forward estimate of revenue contained in Management’s Case A and Management’s Case B arriving at the following estimated ranges of implied fully diluted equity values per Share (based on outstanding shares and options as of May 31, 2013):

Management’s Case A	$19.75 to $42.75
Management’s Case B	$20.75 to $45.25

All values presented were rounded to the nearest $0.25. J.P. Morgan compared the implied equity values per Share to the consideration per Share to be received in the Transaction of $33.75 to be paid to the Company’s common stockholders in the Transaction, noting that the consideration per Share to be received in the Transaction was within the range of implied values per Share.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and none of the selected transactions reviewed was identical to the Offer and the Merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Offer and the Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company and the transactions compared to the Offer and the Merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to deliver an opinion to the Special Committee and the Board with respect to the Transaction on the basis of such experience and its familiarity with the Company.

J.P. Morgan has acted as exclusive financial advisor to the Special Committee with respect to the Offer and the Merger, and will receive a transaction fee from the Company for its services of approximately $22.6 million, $3.5 million of which was earned upon the public announcement of the Acquisition Agreement, and the rest of which will become payable upon the completion of the Offer. In addition, the Company has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the reasonable fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the federal securities laws.

During the two years preceding the date of its opinion, J.P. Morgan and its affiliates had no material financial advisory or other material commercial or investment banking relationships with salesforce.com. During the two years preceding the date of its opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with the Company, for which it and such affiliates have received customary compensation. Such services during such period have included acting as the lead bookrunner and stabilization agent on both the Company’s initial public offering in March of 2012 and the Company’s follow-on equity offering in September of 2012. In addition, J.P. Morgan and its affiliates maintain banking and other business relationships with the Company and its affiliates, for which it receives customary fees. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or salesforce.com for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

Financial Projections

The management of the Company prepared, among other information, certain unaudited, non-public financial projections that were provided to the Board in connection with its consideration of the Offer and the Merger, as well as to J.P. Morgan to assist them in their review and financial analyses discussed above. Certain of these financial projections for 2013 through 2015, as set forth below, were also provided to salesforce.com and Purchaser. The unaudited projections reflected two alternative long-term plans: a base case that was prepared and used by management and the Board for internal budgeting and expense planning (“Management’s Case A”) and another case that incorporates assumptions that management believes reflect targets and conditions that are reasonably likely to be achieved (“Management’s Case B”). The Company has a history of planning its expenses based on more conservative revenue assumptions as in Management’s Case A and then outperforming the conservative budget, reaching results similar to the more aggressive revenue assumptions in Management’s Case B. The cases differ primarily as a result of different assumptions in the following three areas:

•

Overall sales force productivity levels – Management’s Case A assumed flat or constant sales force productivity, while Management’s Case B assumed 5% productivity gains per year as a result of the Company’s increased investment in sales enablement and training and additional resources devoted to pre-sales support.

•

Growth in newer product categories – the Company has expanded beyond its core email offerings in recent years to provide solutions in mobile, social, web, marketing automation, data and platform. Management’s Case A assumed more conservative growth in these newer categories, while Management’s Case B assumed higher growth in each, and particularly in mobile, web and marketing automation where the Company is exceeding its original expectations in 2013.

•

International growth – the Company has expanded aggressively outside the United States in recent years by acquiring resellers in the United Kingdom, Australia and Brazil and opening new offices in Canada, Germany, France, Sweden and Singapore. Management’s Case A assumed a more conservative growth rate in these international markets, while Management’s Case B assumed a higher growth rate across all non-U.S. markets; both cases assumed a moderation in the strong international growth rates that have been achieved in recent periods.

The following is a consolidated summary of the unaudited financial projections provided to the Board, J.P. Morgan, salesforce.com and Purchaser in connection with their consideration of the transaction.

Management’s Case A

	2013 Projected	2014 Projected	2015 Projected
	($ in thousands)
Revenue	$384,433	$470,843	$571,946
Gross Profit	252,610	310,783	382,520
Adjusted EBITDA(1)	8,559	22,836	51,144
Adjusted Operating (Loss)/Income(2)	(18,023)	(8,535)	16,147
Adjusted Net (Loss)/Income(3)	(17,599)	(8,120)	16,550
Free Cash Flow(4)	(15,845)	(6,620)	16,557

Management’s Case B

	2013 Projected	2014 Projected	2015 Projected
	($ in thousands)
Revenue	$388,074	$498,806	$638,840
Gross Profit	255,673	328,243	425,343
Adjusted EBITDA(1)	8,024	24,834	70,990
Adjusted Operating (Loss)/Income(2)	(18,810)	(6,937)	34,687
Adjusted Net (Loss)/Income(3)	(18,381)	(6,496)	35,138
Free Cash Flow(4)	(15,599)	(4,874)	33,386

(1)	Adjusted EBITDA is calculated as Net (Loss)/Income before (i) other (expense)/income, which includes interest income, interest expense and other income and expense, (ii) income tax (expense)/benefit, (iii) depreciation and amortization of property and equipment, (iv) amortization of intangible assets, (v) stock based compensation, and (vi) the impact of adjusting deferred revenue to fair value under purchase accounting.
(2)	Adjusted Operating (Loss)/Income is calculated as Operating (Loss)/Income, before amortization of intangible assets, stock based compensation and the impact of adjusting deferred revenue to fair value under purchase accounting.
(3)	Adjusted Net (Loss)/Income is calculated as Net (Loss)/Income before (i) amortization of intangible assets, (ii) stock-based compensation and (iii) the impact of adjusting deferred revenue to fair value under purchase accounting.
(4)	Free Cash Flow is calculated as net cash (used in) provided by operating activities less capital expenditures.

The Company does not, as a matter of course, make public any projections as to future performance or earnings, other than limited guidance for periods no longer than one year. The summary of these projections is included solely to give stockholders access to a summary of the same prospective financial information that was made available to salesforce.com, Purchaser and J.P. Morgan and is not included in this Schedule 14D-9 in order to influence any stockholder to make any investment decision with respect to the Offer or the Merger, including whether to tender Shares in the Offer or whether or not to seek appraisal rights with respect to the Shares.

The projections were prepared solely for internal use and were not prepared for use in the documents relating to the Offer or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles. The Company’s independent registered public accounting firm has not examined, compiled or otherwise applied procedures to the above projections and accordingly assumes no responsibility for them.

The projections are forward-looking statements that reflect numerous assumptions made by the management of the Company and general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond the Company’s control. As such, the projections reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Although the Company believes the assumptions underlying the projections to be reasonable, all projections are inherently uncertain, and the Company expects that there will be differences between actual and projected results. Such differences may result from the realization of any of numerous risks and uncertainties, including but not limited to the important factors listed under “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

Further, the projections cover multiple years and such information by its nature becomes less reliable with each successive year. The inclusion of the above projections should not be regarded as an indication that any of the Company, J.P. Morgan, salesforce.com, Purchaser or their respective affiliates or representatives considered or consider the projections to be a prediction of actual future events, and the projections should not be relied upon as such.

However, as communicated by the Company to J.P. Morgan, the projections are the projections that the management of the Company believes reflects the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and, accordingly, upon which, with the Company’s consent, J.P. Morgan relied in performing its analysis. None of the Company, J.P. Morgan, salesforce.com, Purchaser or any of their respective affiliates or representatives makes any representation to any stockholder regarding the validity, reasonableness, accuracy or completeness of the projections included above.

None of the Company, J.P. Morgan, salesforce.com, Purchaser or any of their respective affiliates or representatives, intends to, and each of them expressly disclaims any obligation to, update, revise or correct the projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

The projections were prepared in May 2013, based solely on information available at that time. The projections do not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the Acquisition Agreement. Similarly, the projections do not take into account the effect of any failure of the Offer or the Merger to occur and thus should not be viewed as accurate in that context.

If stockholders give any consideration to the projections, they should carefully consider the assumptions, risks and uncertainties inherent in such projections before making any decision as to whether to tender their Shares in the Offer.

Intent to Tender

To ExactTarget’s knowledge, after making reasonable inquiry, each of ExactTarget’s executive officers and directors who has executed a Support Agreement currently intends to tender or cause to be tendered for purchase pursuant to the Offer any Shares owned of record or beneficially owned by such director or executive officer. The summary of the Support Agreement contained in Item 3 above under the heading “Support Agreements” is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the form of Support Agreement, which has been filed as Exhibit (e)(2) hereto and is incorporated by reference herein.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

For information regarding the retention of and compensation payable to J.P. Morgan, see the information set forth under Item 4 above, under the heading “Opinion of ExactTarget’s Financial Advisor.”

Neither ExactTarget nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations in connection with the Offer or Merger, except that such solicitations or recommendations may be made by directors, executive officers or employees of ExactTarget, for whose services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

Other than as set forth below, no transactions in the Shares have been effected by the Company, or, to the Company’s knowledge, by any of its directors, executive officers, affiliates or subsidiaries, during the 60 days prior to the date of this Schedule 14D-9.

Each of the transactions set forth in the table below represent the exercise of certain stock options held by the applicable executive officer and the subsequent sale of the Shares acquired pursuant to such options on the same day, with all such transactions carried out pursuant to a plan intended to comply with the affirmative defense conditions of Rule 10b5-1 of the Exchange Act.

Executive Officer	Date of transaction	Number of shares	Exercise price per share	Weighted average sale price per share
Timothy B. Kopp	May 1, 2013	8,039	$3.36	$19.48
Andrew J. Kofoid	May 3, 2013	8,075	5.61	20.41
Traci M. Dolan	May 13, 2013	7,750	0.50	20.431
Timothy B. Kopp	June 3, 2013	7,939	3.36	22.12
Timothy B. Kopp	June 3, 2013	100	3.36	22.91

In addition, (i) on June 3, 2013, Scott D. Dorsey sold 74,900 Shares at a weighted average sales price per share of $22.12 and 100 Shares at a price per share of $22.88, in each case pursuant to a plan intended to comply with the affirmative defense conditions of Rule 10b5-1 of the Exchange Act, and (ii) on June 4, 2013, certain entities associated with Greenspring Associates sold 2,314,342 Shares at a weighted average sales price per share of $33.7089.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, ExactTarget is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (a) a tender offer for, or other acquisition of, ExactTarget’s securities by ExactTarget, any of its subsidiaries or any other person; (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving ExactTarget or any subsidiary of ExactTarget; (c) any purchase, sale or transfer of a material amount of assets of ExactTarget or any subsidiary of ExactTarget; or (d) any material change in the present dividend rate or policy, indebtedness or capitalization of ExactTarget.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to the matters referred to in the preceding paragraph.

Item 8. Additional Information.

Information Regarding Golden Parachute Compensation

The information set forth under Item 3 above under the heading “Arrangements between ExactTarget and Its Executive Officers, Directors or Affiliates” is incorporated herein by reference.

Top-Up Option

Pursuant to the Acquisition Agreement, ExactTarget has granted Purchaser an irrevocable option (the “Top-Up Option”), exercisable only upon the terms and subject to the conditions set forth in the Acquisition Agreement, to purchase at a price per share equal to the Offer Price that number of Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by salesforce.com and its subsidiaries, including Purchaser, at the time of such exercise, shall constitute one share more than 90% of the Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares). Purchaser may exercise the Top-Up Option, in whole but not in part, at any one time after the Appointment Time.

Vote Required to Approve the Merger; Short-Form Merger

The Board has approved the Acquisition Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise (including through the exercise of the Top-Up Option described above), at least 90% of the outstanding Shares entitled to vote (whether by meeting of Company stockholders or otherwise) on the adoption of the Acquisition Agreement, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by ExactTarget’s stockholders. However, if Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the then outstanding Shares, voting together as a class, will be required (under applicable law or otherwise) to effect the Merger.

Delaware Anti-Takeover Law

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to becoming an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction pursuant to which the person became an interested stockholder. The Board approved the Offer and the Merger for purposes of Section 203 of the DGCL, and salesforce.com and Purchaser have represented in the Acquisition Agreement that neither is an “interested stockholder.” The Offer is therefore not subject to the restrictions on “business combinations” under Section 203 of the DGCL. Many other states have also adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business in such states or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions applies to the Offer or the Merger, we may be required to file certain documents with, or receive approvals from, the relevant state authorities.

Antitrust Law

U.S. Antitrust. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration of a 15-day waiting period following the filing by salesforce.com of its Premerger Notification and Report Form with respect to the Offer, unless salesforce.com receives a request for additional information or documentary material from the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) or the FTC or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended for an additional period of ten calendar days following the date of salesforce.com’s substantial compliance with that request. Complying with a request for additional information or documentary material may take a significant amount of time.

Salesforce.com and the Company have filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division relating to the proposed acquisition of ExactTarget.

At any time before or after salesforce.com’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares acquired by salesforce.com or the divestiture of substantial assets of ExactTarget or its subsidiaries or salesforce.com or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Appraisal Rights

ExactTarget’s stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, under Section 262 of the DGCL, any holder of Shares immediately prior to the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL will be entitled to dissent from the Merger and demand to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder (all such Shares, collectively, the “Dissenting Shares”). Any judicial determination of fair value of such Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the Merger and the market value of the Shares. Stockholders should recognize that the value so determined could be higher than, lower than, or equal to the Offer Price or the consideration per Share to be paid in the Merger. Moreover, Purchaser may argue in an appraisal preceding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the Offer Price. Unless the court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of judgment. Stockholders who tender their Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto, but rather will receive the Offer Price.

The obligations of ExactTarget to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of ExactTarget’s stockholders is held to adopt the Acquisition Agreement, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the meeting of ExactTarget’s stockholders that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within ten days after the effective time of the Merger, the Surviving Corporation will be required to send a notice that the Merger has become effective to each holder of Shares who properly delivered to ExactTarget a demand for appraisal prior to the vote and who did not vote in favor of adoption of the Acquisition Agreement. Alternatively, if the Merger is consummated through a short-form merger procedure without any meeting of ExactTarget’s stockholders, the Surviving Corporation will be required to send a notice within ten days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE IF THE MERGER IS COMPLETED TO STOCKHOLDERS WHO DO NOT TENDER THEIR SHARES IN THE OFFER. STOCKHOLDERS WHO DO NOT TENDER THEIR SHARES IN THE OFFER WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER THEIR SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO, BUT RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Forward-Looking Statements

This Schedule 14D-9 contains “forward-looking statements,” relating to the acquisition of the Company by salesforce.com and Purchaser. All statements other than historical facts included in this Schedule 14D-9, including, but not limited to, statements regarding the timing and the closing of the transaction, the expected benefits of the transaction, prospective performance and future business plans, management’s financial projections and any assumptions underlying any of the foregoing, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown, or unknown risks or uncertainties materialize, actual results could vary materially from the parties’ expectations and projections. Risks and uncertainties include, among other things, uncertainties regarding the timing of the closing of the transaction, uncertainties as to how many of the Company’s stockholders may tender their stock in the Offer; the possibility that various closing conditions to the tender offer and merger transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction; that there is a material adverse change to the Company; that the integration of the Company’s business into salesforce.com is not as successful as expected; the failure of salesforce.com to achieve the expected financial and commercial results from the transaction; other business effects, including effects of industry, economic or political conditions outside the Company’s control; transaction costs; actual or contingent liabilities; as well as other cautionary statements contained elsewhere herein and in the Company’s periodic reports filed with the SEC including the factors set forth in the Company’s most recent annual report on Form 10-K and quarterly and current reports on Form 10-Q and Form 8-K, respectively. These forward-looking statements reflect the Company’s expectations as of the date of this Schedule 14D-9. Except as required by law, the Company undertakes no obligation to update the information provided herein. Additional information about the Company is available at www.exacttarget.com.

Item 9. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated June 12, 2013 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by salesforce.com, inc. and Excalibur Acquisition Corp. with the SEC on June 12, 2013 (the “Schedule TO”)).*

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).*

(a)(2)(A)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (included as Annex I to this Schedule 14D-9).*

(a)(2)(B)	Letter to stockholders of ExactTarget, Inc. dated June 12, 2013.*

(a)(5)(A)	Joint Press Release issued by the Company and salesforce.com, dated June 4, 2013 (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed with the SEC on June 4, 2013).

(a)(5)(B)	Letter to Company Employees (incorporated by reference to the Schedule 14D9-C filed with the SEC on June 4, 2013).

(a)(5)(C)	Letter to Company Clients (incorporated by reference to the Schedule 14D9-C filed with the SEC on June 4, 2013).

(a)(5)(D)	Letter to Company Partners (incorporated by reference to the Schedule 14D9-C filed with the SEC on June 4, 2013).

(a)(5)(E)	Blog Post by Company CEO Scott Dorsey (incorporated by reference to the Schedule 14D9-C filed with the SEC on June 4, 2013).

(a)(5)(G)	Blog Post by Company CEO Scott Dorsey (incorporated by reference to the Schedule 14D9-C filed with the SEC on June 11, 2013).

(a)(5)(H)	Opinion of J.P. Morgan, dated June 3, 2013 (included as Annex II to this Schedule 14D-9).*

(a)(5)(I)	Form of Summary Advertisement published in The Wall Street Journal on June 12, 2013 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(5)(J)	Letter to Option Holders of ExactTarget, Inc. dated June 12, 2013.

(a)(5)(K)	Press Release issued by salesforce.com on June 12, 2013 (incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO).

Exhibit Number	Description

(e)(1)	Acquisition Agreement, dated as of June 3, 2013, by and among the Company, salesforce.com, inc. and Excalibur Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 4, 2013).

(e)(2)	Form of Support Agreement, dated June 3, 2013, by and between salesforce.com, inc. and the stockholders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by salesforce.com, inc. on June 4, 2013).

(e)(3)	Confidentiality Agreement, dated as of November 5, 2012, by and between the Company and salesforce.com, inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)

Amendment to Confidentiality Agreement Dated November 5, 2012, dated as of May 15, 2013, by and between the Company and salesforce.com, inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(5)	Exclusivity Agreement, dated as of May 25, 2013, by and between the Company and salesforce.com, inc (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(6)	2004 Stock Option Plan and Form of Stock Option Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 filed with the SEC on December 30, 2011).

(e)(7)	2008 Equity Incentive Plan and Form of RSU Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K filed with the SEC on February 22, 2013).

(e)(8)	Form of Stock Option Agreement under the 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2012).

(e)(9)	Restatement of ExactTarget, Inc. Non-Employee Directors Restricted Stock Plan (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 filed with the SEC on September 6, 2012).

(e)(10)	Form of Restricted Stock Agreement between the Company and independent directors (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2012).

(e)(11)	Form of Restricted Stock Agreement between the Company and employees (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2012).

(e)(12)	Form of Employment Agreement between the Company and each of Scott D. Dorsey, Traci M. Dolan, Scott S. McCorkle, Andrew J. Kofoid, Steven A. Collins and Timothy B. Kopp (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 filed with the SEC on February 23, 2012).

(e)(13)	Form of Indemnification Agreements between the Company and each of the directors of ExactTarget (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 filed with the SEC on February 23, 2012).

(e)(14)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 filed with the SEC on August 28, 2012).

(e)(15)	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-1 filed with the SEC on August 28, 2012).

*	Included in materials mailed to stockholders of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXACTTARGET, INC.

By:	/s/ Scott D. Dorsey
Name:	Scott D. Dorsey
Title:	Chief Executive Officer and Chairman

Dated: June 12, 2013

ANNEX I

EXACTTARGET, INC.

20 North Meridian Street, Suite 200

Indianapolis, Indiana 46204

(317) 423-3928

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

This Information Statement (this “Information Statement”) is being mailed on or about June 12, 2013, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of ExactTarget, Inc. (“we,” “us,” “our,” “ExactTarget” or the “Company”), to the holders of record of shares of common stock, par value $0.0005 per share, of the Company (“Shares” or “our common stock”), with respect to the cash tender offer by Excalibur Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of salesforce.com, inc., a Delaware corporation (“salesforce.com”), disclosed in the Tender Offer Statement on Schedule TO filed by salesforce.com and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on June 12, 2013 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding Shares at a price of $33.75 per share (the “Offer Price”), net to the seller thereof in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 12, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is being made pursuant to the Acquisition Agreement, dated as of June 3, 2013 (as amended or supplemented from time to time, the “Acquisition Agreement”), by and among salesforce.com, Purchaser and the Company. Following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Acquisition Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of salesforce.com (the “Surviving Corporation”). Capitalized terms used in this Information Statement and not otherwise defined shall have the meanings set forth in the Schedule 14D-9.

You are receiving this Information Statement in connection with the possible election of persons designated by salesforce.com to the board of directors of the Company (the “Board”) without a meeting of stockholders. The Acquisition Agreement provides that, after such time as Purchaser accepts for payment Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Time”), and from time to time thereafter, subject to compliance with applicable law and the rules and regulations of the New York Stock Exchange (the “NYSE”), salesforce.com shall have the right to designate up to such number of directors to the Board (referred to as “salesforce.com’s Designees”), rounded up to the next whole number, as is equal to the product of the total number of directors on the Board (giving effect to salesforce.com’s Designees pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by salesforce.com and Purchaser (giving effect to the Shares purchased pursuant to the Offer), bears to the total number of then outstanding Shares.

The Acquisition Agreement further provides that, after the Acceptance Time, we shall, upon salesforce.com’s request, promptly take all actions as are necessary to cause salesforce.com’s Designees to be elected or appointed to the Board, including (at the election of salesforce.com) either by increasing the size of the Board or by seeking and accepting or otherwise securing the resignations of such number of then incumbent directors as is necessary to enable salesforce.com’s Designees to be elected or appointed to the Board.

The Acquisition Agreement also provides that, after the Acceptance Time, we shall, upon salesforce.com’s request, promptly cause salesforce.com’s Designees to the Board to serve on and constitute the same percentage (rounded up where appropriate) as is on the Board of (i) each committee of the Board, (ii) each board of directors of each of the Company’s subsidiaries and (iii) each committee of each such board, in each case to the extent permitted by applicable law and the rules of the NYSE.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Certain of the information contained in this Information Statement (including information incorporated herein by reference) concerning salesforce.com, Purchaser and salesforce.com’s Designees has been furnished to the Company by salesforce.com and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

SALESFORCE.COM’S DESIGNEES

Salesforce.com will select its designees from the list of potential designees provided below (the “Potential Designees”). Salesforce.com has informed the Company that each of the Potential Designees has consented to serve as a director of the Company if so designated.

None of the Potential Designees currently is a director of, or holds any management or other employment position with, the Company. To our knowledge, there are no material pending legal proceedings to which any Potential Designee listed below is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. To our knowledge, none of the Potential Designees listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Salesforce.com has advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of the Potential Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its current directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Salesforce.com has advised the Company that, to its knowledge, none of the Potential Designees has any family relationship with any current director, executive officer, or key employee of the Company. It is expected that salesforce.com’s Designees may assume office at any time following the Acceptance Time, and that, upon assuming office, salesforce.com’s Designees are expected to constitute at least a majority of the Board. It is currently not known which of the current directors of the Company would resign, if any.

The following sets forth information with respect to the Potential Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). Unless otherwise noted, the business address of each Potential Designee is in care of salesforce.com, inc., The Landmark @ One Market, Suite 300, San Francisco, California, 94105, and each Potential Designee is a citizen of the United States.

Name	Age	Principal Occupation and Employment History
Samuel Fleischmann	48	Mr. Fleischmann joined salesforce.com in November 2003, and has since served in a variety of positions, including Vice President and Assistant General Counsel at salesforce.com. In December 2009, Mr. Fleischmann was promoted to Senior Vice President and General Counsel, Corporate of salesforce.com, and he has served in that position since his promotion. Prior to joining salesforce.com, Mr. Fleischmann held senior positions at Oracle Corporation and Brobeck, Phleger & Harrison LLP. Mr. Fleischmann’s business and legal experience at salesforce.com provides him with the desired skills and experience to serve on the Company’s board of directors.

Name	Age	Principal Occupation and Employment History
Burke Norton	46	Burke Norton has served as Executive Vice President and Chief Legal Officer since October 2011. From October 2006 to October 2011, Mr. Norton was Executive Vice President, General Counsel and Secretary and a member of the office of the chairman at Expedia, Inc. Previously, Mr. Norton was a partner at the law firm of Wilson Sonsini Goodrich & Rosati P.C., where he practiced corporate and securities law for 11 years, representing clients in the enterprise software, telecommunications, semiconductor, life sciences, entertainment and ecommerce industries.

Graham Smith	53	Graham Smith has served as Executive Vice President and Chief Financial Officer since March 2008. Prior to that, Mr. Smith served as Executive Vice President and Chief Financial Officer Designate from December 2007 to March 2008. Prior to salesforce.com, Mr. Smith was at Advent Software, Inc., a provider of portfolio management software, and served as its Chief Financial Officer from January 2003 to December 2007. In addition to Advent Software, he served as Chief Financial Officer of Vitria Technology and Nuance Communications, and also served at Oracle Corporation in various senior finance roles, lastly as Vice President of Finance for worldwide operations. Mr. Smith also serves as a member of the Board of Directors at Splunk Inc.

Audrey Wong	37	Audrey Wong was elected Secretary in May 2013. Ms. Wong joined salesforce.com in January 2005, and has since served in a variety of legal positions at salesforce.com. In December 2011, Ms. Wong was promoted to Assistant General Counsel, Corporate & Securities of salesforce.com, and she has served in that position since her promotion. Prior to joining salesforce.com, Ms. Wong practiced at Gray Cary Ware and Freidenrich, which merged into DLA Piper in 2005.

CERTAIN INFORMATION CONCERNING THE COMPANY

The Shares constitute the only class of securities of the Company that is entitled to vote at a meeting of the stockholders of the Company. Each Share entitles the record holder to one vote on all matters submitted to a vote of the stockholders. As of June 6, 2013, there were 70,749,639 Shares outstanding and entitled to vote.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Directors

The names and ages of the current directors of the Company as of June 6, 2013 are as follows:

Name	Age	Principal Occupation	Director Since
Julie M.B. Bradley(1)(2)	44	Chief Financial Officer of TripAdvisor, Inc.	2012
Scott M. Maxwell(2)(3)	51	Senior Managing Director of OpenView Venture Partners	2004
David L. Yuan(1)	38	General Partner of Technology Crossover Ventures	2009
Matthew W. Ferguson(1)(3)	46	President and Chief Executive Officer of CareerBuilder, LLC	2008
Scott D. Dorsey	45	Chief Executive Officer, Director and Chairman of the Board of Directors of ExactTarget, Inc.	2000
Timothy I. Maudlin(2)(3)(4)	62	Independent Director	2008
Rory T. O’Driscoll(1)	48	Managing Director at Scale Venture Partners	2009

(1)	Member of the Compensation Committee.
(2)	Member of the Audit Committee.
(3)	Member of the Nominating and Corporate Governance Committee.
(4)	Lead Independent Director.

ExactTarget’s Board is presently comprised of seven members. Each of the Company’s directors is elected to hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified, or his or her earlier death, resignation or removal. Biographical information concerning the directors is set forth below:

Julie M.B. Bradley has served as a member of our Board of Directors since October 2012. Ms. Bradley was recommended to the Nominating and Corporate Governance Committee by members of management and the Board. Since October 2011, Ms. Bradley has been the Senior Vice President, Chief Financial Officer and Treasurer of TripAdvisor, Inc., which manages and operates travel websites. Prior to joining TripAdvisor, Inc., from July 2005 to April 2011, Ms. Bradley served as Senior Vice President, Chief Financial Officer, Treasurer and Secretary of Art Technology Group, Inc., a provider of e-commerce software solutions and services, which was acquired by Oracle Corporation in January 2011. Prior to joining Art Technology Group, Ms. Bradley was at Akamai Technologies, Inc. from April 2000 to June 2005, most recently serving as Vice President of Finance. Previously, Ms. Bradley was an accountant with Deloitte & Touche LLP. Ms. Bradley received her B.S. degree from Wheaton College and is a certified public accountant. Ms. Bradley provides the Board with extensive experience in leading technology companies and in financial and accounting matters.

Scott M. Maxwell has served as a member of our Board of Directors since July 2004. Mr. Maxwell has been the Senior Managing Director of OpenView Venture Partners, a venture capital fund with a focus on software, the Internet and technology-enabled companies that he founded, since 2006. Prior to founding OpenView Venture Partners, Mr. Maxwell served Insight Venture Partners as Chief Operating Officer from 2000 to 2001 and as a Partner and Managing Director from 2000 to 2006. Prior to 2000, Mr. Maxwell had been a Partner and Managing Director, Corporate Development at Putnam Investments, a Senior Vice President, Chief Financial Officer of the Global Equity Division and a member of the Global Equities Executive Committee at Lehman Brothers and a management consultant at McKinsey & Company. Mr. Maxwell has a B.S. and a Master of Science in Mechanical Engineering from University of California, Davis. Mr. Maxwell also graduated from the Massachusetts Institute of Technology, with a Ph.D. in Mechanical Engineering, and a Master of Science in Management from the M.I.T. Sloan School of Management MBA program. Mr. Maxwell provides the Board with the benefit of his extensive experience in the technology industry and capital markets including his focus on financial management and operations.

Scott D. Dorsey co-founded ExactTarget in December 2000 and has served as our Chief Executive Officer and a member of our Board of Directors since that time. He has been the Chairman of our Board of Directors since May 2010. Prior to co-founding ExactTarget, Mr. Dorsey held a variety of sales and marketing leadership roles with Steelcase, Inc. and Divine, Inc. Mr. Dorsey holds a B.S. in Marketing from Indiana University and an M.B.A. from the Kellogg Graduate School of Management at Northwestern University. As our Chief Executive Officer and co-founder, Mr. Dorsey has developed intimate knowledge of our business and operations, and we believe Mr. Dorsey provides a valuable perspective as Chairman of our Board.

Matthew W. Ferguson has served as a member of our Board since January 2008. Mr. Ferguson has been the Chief Executive Officer of CareerBuilder, LLC, a human capital solutions company, since 2004, and previously served as its Chief Operating Officer. Mr. Ferguson also previously served as Senior Vice President of Business Development for Headhunter.net, which was acquired by CareerBuilder, LLC. Mr. Ferguson also held a position developing strategic partnerships for Digitalwork.com, started two entrepreneurial ventures, and was an attorney at Baker & McKenzie LLP. Mr. Ferguson holds a B.A. from Indiana University, an M.B.A. from the University of Chicago and a J.D. from Northwestern University. Based on his current role with CareerBuilder, LLC, Mr. Ferguson provides the Board with extensive experience in leading high-growth entrepreneurial ventures.

Timothy I. Maudlin has served as a member of our Board since May 2008 and as our lead independent director since May 2010. Mr. Maudlin has served as lead independent director on the Board of Directors for Web.com Group, Inc. since 2007, having previously served as a director since February 2002. Mr. Maudlin is also Web.com Group Inc.’s audit committee chair and is a member of its compensation committee. Mr. Maudlin also serves as a director of Newegg, Inc., one of the largest online-only retailers in the United States, and is the chairperson of its audit and governance committees and a member of its compensation committee. Mr. Maudlin served as a managing partner of Medical Innovation Partners, a venture capital firm from 1989 through 2007 and as President of its management company since 1985. Mr. Maudlin served as a director of Sucampo Pharmaceuticals, Inc., a NASDAQ-listed pharmaceutical company from September 2006 until February 2013. Mr. Maudlin also was a member of the Board of Directors of MediaMind Technologies, Inc. from August 2008 until it was acquired in July 2011. Mr. Maudlin is a certified public accountant and holds a B.A. from St. Olaf College and an M.M. from the Kellogg Graduate School of Management at Northwestern University. Mr. Maudlin provides the Board with extensive experience in accounting, finance, public company governance and advising high-growth companies.

Rory T. O’Driscoll has served as a member of our Board since May 2009. Mr. O’Driscoll has been a Managing Director at Scale Venture Partners, a venture capital firm focused on information technology companies, and its predecessor funds, since 1993. He currently serves on the Boards of several privately-held companies, including Axcient, Inc., Box.net, Inc., Datasift, Inc., DocuSign, Inc., and Vantage Media, LLC. Prior to joining Scale Venture Partners, Mr. O’Driscoll was founder and Chief Executive Officer of Mercia Ltd., a manufacturing company in the United Kingdom. Mr. O’Driscoll holds a B.Sc. from the London School of Economics. Mr. O’Driscoll provides the Board with the benefit of his expertise in advising high-growth technology companies, including his directorships at several publicly-held companies in the digital marketing arena, including Omniture, Inc., which was subsequently acquired by Adobe Systems Incorporated, and NetGenesis Corporation, which was subsequently acquired by SPSS Inc.

David L. Yuan has served as a member of our Board since November 2009. Mr. Yuan is a General Partner at Technology Crossover Ventures, a private equity and venture capital firm, which he joined in 2005. He currently serves on the Boards of Merkle Group, Inc., Sitecore Corporation A/S, and AppNexus, Inc. Prior to joining Technology Crossover Ventures, Mr. Yuan managed investments at Morgan Partners and was also one of the first employees at 1stUp, an ISP, which was later sold to CMGi. Mr. Yuan began his career as a management consultant with Bain & Company. Mr. Yuan graduated from Harvard University with an A.B. in Economics, and holds an M.B.A. from the Stanford Graduate School of Business. Mr. Yuan provides the Board with the benefit of his extensive experience in the technology industry and capital markets, including his directorships at several technology companies.

Executive Officers

The names and ages of the current executive officers of the Company as of June 6, 2013 are as follows:

Name	Age	Position Held
Scott D. Dorsey	45	Chief Executive Officer, Director and Chairman of the Board of Directors
Steven A. Collins	48	Chief Financial Officer
Traci M. Dolan	55	Chief Administrative Officer
Andrew J. Kofoid	48	Chief Operating Officer
Timothy B. Kopp	39	Chief Marketing Officer
Scott S. McCorkle	46	President, Technology and Strategy

Steven A. Collins has served as our Chief Financial Officer since June 2011. Prior to joining ExactTarget, Mr. Collins served as Senior Vice President and Chief Financial Officer of NAVTEQ Corporation, a digital mapping provider. Mr. Collins was with NAVTEQ from 2003 to 2011 and led a team of over 150 finance professionals with responsibility for Finance, Accounting, Tax, Treasury, Sourcing, Travel and Facilities. Before joining NAVTEQ, Mr. Collins served as a Partner at Grace Venture Partners, a venture capital firm that he co-founded, from 2000 to 2003. From 1991 through 2000, Mr. Collins held a variety of financial leadership positions with The Walt Disney Company. Mr. Collins holds a B.S. in Industrial Engineering from Iowa State University and an M.B.A. from the Wharton School of the University of Pennsylvania.

Traci M. Dolan has served as our Chief Administrative Officer since July 2011 and as our Secretary since January 2007. Ms. Dolan served as our Chief Financial Officer from February 2004 to June 2011. From March 2000 to December 2003, Ms. Dolan served as Chief Financial Officer, Vice President of Finance and Administration, Secretary and Treasurer of Made2Manage Systems, Inc., a publicly-traded software company. Ms. Dolan previously held financial management and operational positions with Macmillan Publishing, where she was Vice President of Finance and Operations, and with Coopers & Lybrand, where she was an audit manager. Ms. Dolan holds a B.S. in Business from Indiana University.

Andrew J. Kofoid has served as our Chief Operating Officer since October 2012. Prior to that, he served as our Executive Vice President, Global Sales since May 2010. Prior to joining ExactTarget, Mr. Kofoid was Vice President of U.S. Sales at Dassault Systèmes S.A., a global enterprise product lifecycle management software provider. From 2002 to 2010, Mr. Kofoid served in various U.S.- and European-based sales positions at Dassault Systèmes, ranging from Regional Sales Director to Vice President of U.S. Sales where he managed over 200 sales and services team members. Before joining Dassault Systèmes, Mr. Kofoid served in sales and sales management positions at Oracle Corporation and IBM. Mr. Kofoid graduated from Purdue University with a B.S. in Electrical Engineering and holds an M.B.A. from the Kellogg Graduate School of Management at Northwestern University.

Timothy B. Kopp has served as our Chief Marketing Officer since December 2007. From February 2007 to December 2007, Mr. Kopp was the Chief Marketing Officer for WebTrends Inc., a provider of unified mobile, social and web analytics and engagement, where he led the company’s global marketing strategy. Before joining WebTrends, Mr. Kopp was Vice President, Worldwide Interactive Marketing for The Coca Cola Company from October 2005 to February 2007. Mr. Kopp was also one of the founding members of Procter and Gamble’s Interactive Marketing program where he was employed from January 1998 to October 2005. Mr. Kopp holds a B.B.A. in Finance and Accounting from the University of Cincinnati and an M.B.A. from the University of Dayton.

Scott S. McCorkle has served as our President, Technology and Strategy since October 2012. Prior to that, he served as our Chief Operating Officer since December 2008. Previously, Mr. McCorkle served as our Vice President, Technology and Product from August 2005 to July 2007 and as our Executive Vice President,

Technology and Product from August 2007 to December 2008. Prior to joining ExactTarget, Mr. McCorkle co-founded Mezzia, Inc., a company that provided on-demand software to manage the planning, budgeting, and execution of capital spending and project-based initiatives. Mr. McCorkle was with Mezzia from December 1999 to July 2005, first as its Vice President of Product and then as its President. Mr. McCorkle previously held senior management positions with IBM’s customer management group and Software Artistry, a company acquired by IBM. Mr. McCorkle holds a B.S. in Computer Science from Ball State University and an M.B.A. from Indiana University.

CORPORATE GOVERNANCE AND BOARD MATTERS

Board Independence

Under the listing requirements and rules of the NYSE, independent directors must comprise a majority of a listed company’s board of directors. Our Board has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our Board has determined that each of Ms. Bradley and Messrs. Ferguson, Maudlin, Maxwell, O’Driscoll and Yuan is “independent” under the rules of the NYSE. In making the independence determinations, our Board assessed the current and prior relationships that each non-employee director has with us and all other relevant facts and circumstances, including the beneficial ownership of our capital stock by each non-employee director. Based on these assessments, for each director deemed to be independent, our Board made a determination that, because of the nature of the director’s relationships and/ or the amounts involved in certain transactions described below, the director had no relationships with our company or our management that, in the judgment of the Board, would impair such director’s independence. For those directors that have relationships with our significant stockholders, consistent with the rules of the NYSE, our Board does not believe that ownership of our company’s stock, or a relationship with a stockholder, by itself, prevents a director from being independent.

The independence determinations of the Board included reviewing the following transactions. Our Board specifically considered that: (1) Mr. O’Driscoll is a Managing Director at Scale Venture Partners, which (together with its affiliates) owned approximately 3% of our common stock as of December 31, 2012; and (2) Mr. Yuan is a General Partner of Technology Crossover Ventures, which (together with its affiliated entities) owned approximately 12 % of our common stock as of December 31, 2012. Our Board also considered: (1) Mr. Ferguson’s relationship with CareerBuilder, LLC, (“CareerBuilder”) where he serves as President and Chief Executive Officer. CareerBuilder has been one of our clients for several years. We have provided services to CareerBuilder in the ordinary course, and the amounts involved are not significant to us or to CareerBuilder. During the past three fiscal years, the aggregate amount of payments that we received from CareerBuilder did not exceed 1% of either our company’s or CareerBuilder’s consolidated gross revenues in any fiscal year. Similarly, we have been a client of CareerBuilder’s for the past few years, and during the past three fiscal years, the amounts we have paid to CareerBuilder did not exceed 1% of either our company’s or CareerBuilder’s consolidated gross revenues in any fiscal year. Mr. Ferguson does not have any financial or other interest in our relationship with CareerBuilder and does not personally benefit from this relationship; and (2) Ms. Bradley is the Chief Financial Officer of TripAdvisor, Inc., (“TripAdvisor”) which has been a client of ours during prior years. We have provided services to TripAdvisor in the ordinary course, and during the past three fiscal years, the amounts that we have received from TripAdvisor did not exceed 1% of either our company’s or TripAdvisor’s consolidated gross revenues in any fiscal year. Ms. Bradley does not have any financial or other interest in our relationship with TripAdvisor and does not personally benefit from this relationship.

Our Board also specifically considered that Messrs. Maudlin, Maxwell, O’Driscoll and Yuan serve as non-employee directors of companies that do business with ExactTarget. Our Board believes that a relationship between our company and an entity where our director’s only relationship is serving on the entity’s Board is not material and does not impact such director’s independence.

Leadership Structure and Risk Oversight

Our Board believes that it should maintain flexibility to select a chairman and determine Board leadership structure from time to time. Our Board does not have a policy on whether the role of the chairman and chief executive officer should be separate and believes that it is currently in the best interest of our company and our stockholders for Mr. Dorsey to serve in both roles, in light of his knowledge of our company and our industry. This also enables Mr. Dorsey to act as the key link between the Board and other members of management. His ability to speak as Chairman of the Board and Chief Executive Officer also provides strong unified leadership for our company.

To help assure effective independent oversight, our Board appointed Mr. Maudlin to serve as our lead independent director. In this role, Mr. Maudlin, among other responsibilities, presides over regularly scheduled meetings at which only our independent directors are present, serves as a liaison between the Chairman of the Board and the independent directors, assists the Board in helping to assure effective corporate governance and performs such additional duties as our Board may otherwise determine and delegate.

Our Board oversees the management of risks inherent in the operation of our business and the implementation of our business strategies. Our Board performs this oversight role by using several different levels of review. In connection with its reviews of the operations and corporate functions of our company, our Board addresses the primary risks associated with those operations and corporate functions. In addition, our Board reviews the risks associated with our company’s business strategies periodically throughout the year as part of its consideration of undertaking any such business strategies.

Each of our Board committees also oversees the management of our company’s risk that falls within the committees’ respective areas of responsibility. In performing this function, each committee has full access to management, as well as the ability to engage advisors. Our Chief Financial Officer reports to the Audit Committee and is responsible for identifying, evaluating and implementing risk management controls and methodologies to address any identified risks. In connection with its risk management role, our Audit Committee meets privately with representatives from our independent registered public accounting firm and our Chief Financial Officer. The Audit Committee oversees the operation of our risk management program, including the identification of the primary risks associated with our business and periodic updates to such risks, and reports to our Board regarding these activities.

Board Meetings

During 2012, the Board held eleven meetings. Other than Ms. Bradley, who joined our Board in October 2012, each director attended at least 75% of the aggregate of the total number of meetings of the Board and the total number of meetings held by any of the committees of the Board on which such director served. Ms. Bradley was appointed to our Board in October 2012 and was also added to the Compensation Committee and the Audit Committee at that time. During the time that Ms. Bradley served on our Board in 2012, one meeting of the Board was held, two meetings of the Compensation Committee were held and one meeting of the Audit Committee was held. Ms. Bradley attended the one Board meeting and the one Audit Committee meeting, but was unable to attend either Compensation Committee meeting due to, in one case, a schedule conflict because of certain commitments made prior to Ms. Bradley’s appointment to the Board and, in the other case, an illness. Ms. Bradley has attended all meetings held to date in 2013 by the Board, the Compensation Committee and the Audit Committee.

Board Committees

Our Board currently has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

Audit Committee

Our Audit Committee, which met five times in 2012, is currently composed of Ms. Bradley and Messrs. Maudlin and Maxwell, each of whom is a non-employee, independent member of our Board. Mr. Maudlin is the Chairman of the Audit Committee and our Audit Committee financial expert, as currently defined under SEC rules. Each member of the Audit Committee meets the requirements for financial literacy under the applicable rules of the NYSE. The composition of our Audit Committee complies with all applicable requirements of the SEC and the listing requirements of the NYSE. All of our Audit Committee members meet the additional, heightened independence criteria applicable to directors serving on the Audit Committee under SEC and NYSE rules.

The Audit Committee operates under a written charter, available on our website at www.ExactTarget.com/Investor, that satisfies the applicable standards of the SEC and the listing requirements of the NYSE, and oversees our corporate accounting and financial reporting process. The Audit Committee’s responsibilities include, but are not limited to:

•	appointing, compensating, retaining and overseeing our independent registered public accounting firm;

•	reviewing the qualifications, performance and independence of the independent registered public accounting firm at least annually;

•	consulting with the independent registered public accounting firm to assure the rotation of the lead audit partner and the audit partner responsible for reviewing the audit every five years;

•	approving in advance the engagement of the independent registered public accounting firm for all audit services and permissible non-audit services, subject to any permissible pre-approval procedures;

•	establishing policies for our hiring of employees or former employees of the independent registered public accounting firm who participated in the audit of our company;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	resolving any disagreements between the independent registered public accounting firm and management regarding financial reporting;

•	meeting with and having required discussions with the independent registered public accounting firm;

•	overseeing the preparation of the report required by the rules of the SEC to be included in our annual proxy statement;

•	overseeing our internal audit function; and

•	reviewing and approving any related-party transactions in accordance with our related-party transactions policy, as in effect from time to time.

Compensation Committee

Our Compensation Committee, which met six times in 2012, is currently composed of Ms. Bradley and Messrs. Ferguson, O’Driscoll and Yuan, each of whom is a non-employee, independent member of our Board. Mr. O’Driscoll is the Chairman of the Compensation Committee. The Compensation Committee operates under a written charter, available on our website at www.ExactTarget.com/Investor, that satisfies the applicable standards of the SEC and the NYSE. The Compensation Committee’s responsibilities include, but are not limited to:

•	reviewing and approving goals and objectives relevant to the compensation of our Chairman of the Board and/or Chief Executive Officer;

•

annually evaluating the performance of our Chairman of the Board and/or Chief Executive Officer in light of such compensation goals and objectives and determining the compensation of our Chairman of the Board and/or Chief Executive Officer;

•	annually reviewing and approving the compensation of our other executive officers;

•	overseeing and administering our compensation plans and making recommendations to the Board with respect to new plans or amendments to existing plans; and

•	approving and amending the compensation of our directors.

In January 2012, the Compensation Committee directly engaged Compensia, a compensation consulting company. Compensia reviewed our compensation program for our Board and executive officers and advised us with respect to such programs for 2012. Compensia also reviewed our equity compensation program and provided guidance to the Company as we considered the adoption of an employee stock purchase program. Compensia did not provide any other services to the Compensation Committee or the Company.

The Compensation Committee assessed the independence of Compensia after considering the following six factors, as well as other factors that it deemed relevant: (1) other services provided to ExactTarget by Compensia; (2) the amount of fees paid by ExactTarget to Compensia as a percentage of Compensia’s total revenue; (3) the policies or procedures maintained by Compensia that are designed to prevent conflicts of interest; (4) any business or personal relationships between the individual employees of Compensia involved in the engagement and a member of the Compensation Committee; (5) any ExactTarget stock owned by Compensia employees involved in the engagement; and (6) any business or personal relationships between our executive officers and Compensia or the employees of Compensia involved in the engagement. After such assessment, the Compensation Committee determined that Compensia is independent and Compensia’s engagement does not raise any conflicts of interest.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is, or has at any time been, an officer or employee of ExactTarget. None of our executive officers currently serves, or in the past year has served, as a member of the board or compensation committee of any other entity that has one or more executive officers serving on our Board or Compensation Committee.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee, which met three times in 2012, is currently composed of Messrs. Maudlin, Maxwell and Ferguson, each of whom is a non-employee, independent member of our Board. Mr. Maudlin is the Chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee operates under a written charter, available on our website at www.ExactTarget.com/Investor, that satisfies the applicable standards of the SEC and the NYSE. The Nominating and Corporate Governance Committee’s responsibilities include, but are not limited to:

•	developing and recommending to the Board criteria for Board membership;

•	establishing procedures for identifying and evaluating director candidates;

•	identifying individuals qualified to become Board members;

•	recommending qualified candidates for election to the Board and the Board’s committees;

•	developing and recommending to the Board corporate governance guidelines;

•	making recommendations to the Board regarding management succession planning;

•	overseeing the self-evaluation of the Board and the Board’s committees; and

•	developing and recommending to the Board procedures for stockholders to send communications to the Board.

Policy Regarding Stockholder Recommendations

ExactTarget identifies new director candidates through a variety of sources. The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders in the same manner it considers other candidates, as described below. Stockholders seeking to recommend candidates for consideration by the Nominating and Corporate Governance Committee should submit a recommendation in writing describing the candidate’s qualifications and other relevant biographical information and provide confirmation of the candidate’s consent to serve as director. Please submit this information to the Corporate Secretary, ExactTarget, Inc., 20 North Meridian Street, Suite 200, Indianapolis, Indiana, 46204, by fax at (317) 396-1592, or by email at CorporateSecretary@exacttarget.com.

In identifying director candidates from time to time, the Nominating and Corporate Governance Committee reviews a director candidate’s recognized achievements, broad knowledge and experience, ability to bring sound business judgment to the deliberations of the Board and other factors deemed appropriate—all in the context of an assessment of the perceived needs of the Board at that point in time. Although the Nominating and Corporate Governance Committee does not have a formal policy on diversity with regard to its consideration of director nominees, it considers diversity in its selection process and seeks to nominate candidates that have a diverse range of views, backgrounds, leadership and business experience.

Corporate Governance Guidelines

Our Corporate Governance Guidelines are available on our website at www.ExactTarget.com/Investor.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer and Chief Financial Officer and those officers responsible for financial reporting. The full text of our code of business conduct and ethics is posted on the investor relations section of our website at www.ExactTarget.com/Investor. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of these provisions that we grant to our Chief Executive Officer, Chief Financial Officer, or officers responsible for financial reporting, on our website and/or in public filings.

DIRECTOR COMPENSATION

The following table provides information for 2012 regarding all compensation awarded to, earned by or paid to each person who served as a non-employee director for some portion or all of 2012. Our employee director, Mr. Dorsey, has not received any compensation in connection with his service as a director. The compensation that we pay to Mr. Dorsey is discussed in the “Executive Compensation” section below. Other than as set forth in the table and the narrative that follows it and the discussion in Item 3 of the Schedule 14D-9 under the heading “Arrangements between ExactTarget and Its Executive Officers, Directors or Affiliates,” to date we have not paid any fees to our directors, made any equity or non-equity awards to directors, or paid any other compensation to directors.

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Total
Julie M.B. Bradley(2)	$10,000	$270,000	$280,000
Michael M. Brown(3)	25,500	135,000	160,500
Matthew W. Ferguson(4)	34,000	135,000	169,000
Timothy I. Maudlin(5)	59,000	145,000	204,000
Scott M. Maxwell(6)	37,000	135,000	172,000
Rory T. O’Driscoll(7)	27,750	135,000	162,750
David L. Yuan(8)	23,250	135,000	158,250

(1)

The amounts in this column represent the aggregate grant date fair value of Restricted Stock granted to our non-employee directors during fiscal 2012 computed in accordance with FASB ASC Topic 718. As of the last day of our fiscal year, our non-employee directors held unvested restricted stock as follows: 12,408 shares for Ms. Bradley (two year initial grant); 9,667 shares for Mr. Maudlin; 9,000 shares for each of Messrs. Ferguson and Maxwell; 5,766 shares for each of Messrs. Brown, O’Driscoll and Yuan. Amounts were determined by dividing the dollar value of the grant ($145,000 for the Lead Director and $135,000 for the other directors) by the fair market value of our common stock on the grant date.
(2)	Ms. Bradley joined the Board of the Company in October 2012 and was appointed to the Audit Committee and Compensation Committee. Her cash fees were pro-rated for her period of service.
(3)

During fiscal 2012, Mr. Brown served as a member of the Audit Committee. Prior to the Company’s initial public offering, Mr. Brown did not receive cash compensation for his board service; thus, the amount set forth in the table above represents a pro-rated sum of his director and committee fees for the portion of 2012 in which the Company was publicly-traded.

(4)	During fiscal 2012, Mr. Ferguson served as a member of the Compensation Committee and Nominating and Governance Committee.
(5)	During fiscal 2012, Mr. Maudlin was the Lead Director, and served as the Chair of both the Audit Committee and the Nominating and Governance Committee.
(6)	During fiscal 2012, Mr. Maxwell served as a member of the Audit Committee and the Nominating and Governance Committee.
(7)

During fiscal 2012, Mr. O’Driscoll served as the Chair of the Compensation Committee. Prior to the Company’s initial public offering, Mr. O’Driscoll did not receive cash compensation for his board service; thus, the amount set forth in the table above represents a pro-rated sum of his director and committee fees for the portion of 2012 in which the Company was publicly-traded.

(8)

During fiscal 2012, Mr. Yuan served as a member of the Compensation Committee. Prior to the Company’s initial public offering, Mr. Yuan did not receive cash compensation for his board service; thus, the amount set forth in the table above represents a pro-rated sum of his director and committee fees for the portion of 2012 in which the Company was publicly-traded.

As an officer of the Company, Mr. Dorsey does not receive any additional compensation for his service on the Board. All directors, however, are reimbursed for their out-of-pocket expenses incurred in connection with their duties as directors. The non-employee director compensation program from fiscal 2012 provided for the following:

Type of Fee/Grant	Dollar Value
Annual Retainer Fee	$25,000
Lead Director Fee	10,000
Audit Committee Chair Fee	18,000
Audit Committee Member Fee	9,000
Compensation Committee Chair Fee	12,000
Compensation Committee Member Fee	6,000
Nominating and Corporate Governance Committee Chair Fee	6,000
Nominating and Corporate Governance Committee Member Fee	3,000
Annual Restricted Stock Grant-Lead Director	145,000
Annual Restricted Stock Grant-Non-Lead Directors	135,000

As reflected in the table above, on March 1, 2012 or April 15, 2012, each non-employee director (other than Ms. Bradley) received an annual equity award of Restricted Stock with a value of approximately $145,000 for the Lead Director and $135,000 for other directors pursuant to our Non-Employee Directors Restricted Stock Plan and ExactTarget, Inc. 2008 Equity Incentive Plan. The number of shares subject to such award was determined by dividing the dollar value of the grant ($145,000 for the Lead Director and $135,000 for the other directors) by the fair market value of our common stock on such dates ($15.00 on March 1, 2012 and $23.41 on April 15, 2012). The Restricted Stock awards vested on January 1, 2013. Pursuant to the Restricted Stock agreements, the vesting of all shares of Restricted Stock held by such non-employee directors will accelerate on a change in control (which will occur for this purpose at the Effective Time (as defined in the Schedule 14D-9)).

Ms. Bradley was awarded 12,408 shares of Restricted Stock on October 15, 2012 valued at $21.76 per share or $270,000, pursuant to our Non-Employee Directors Restricted Stock Plan and ExactTarget, Inc. 2008 Equity Incentive Plan, of which half would generally vest on January 1, 2014 and the remaining half would generally vest on January 1, 2015. The Board has taken action to accelerate the vesting of all shares of Restricted Stock held by Ms. Bradley on the Effective Time (as defined in the Schedule 14D-9).

Please refer to the disclosures under “Item 3. Arrangements between ExactTarget and Its Executive Officers, Directors or Affiliates” of the Schedule 14D-9 for information related to certain payments that would be owed to each non-employee director in connection with the transactions contemplated by the Acquisition Agreement.

EXECUTIVE COMPENSATION

Executive Compensation Tables

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2012 and 2011.

2012 Summary Compensation Table

Name and Principal Position	Year	Salary		Option Awards(1)		Non-Equity Incentive Plan Compensation (2)	All Other Compensation (3)	Total
Scott D. Dorsey	2012	$425,000		$2,367,960		$252,000	$1,171	$3,046,131
Chief Executive Officer	2011	385,000		861,830		383,250	7,410	1,637,490
Steven A. Collins	2012	315,000		394,660		168,000	1,171	878,831
Chief Financial Officer	2011	161,364	(4)	1,651,979	(4)	168,000	86	1,981,429
Scott S. McCorkle	2012	345,000		1,183,980		207,200	671	1,736,851
President, Technology and Strategy	2011	325,000		861,830		311,500	7,074	1,505,404

(1)

The amounts in this column represent the aggregate grant date fair value of option awards granted to the named executive officer in the applicable fiscal year computed in accordance with FASB ASC Topic 718. See the notes to our consolidated financial statements included in our Annual Report on Form 10-K for a discussion of the assumptions made by our Company in determining the grant date fair value of option awards.

(2)

The amounts included in the “Non-Equity Incentive Plan Compensation” column reflect cash bonuses (quarterly and annual) paid pursuant to our performance-based cash bonus program, as described in “Performance-Based Cash Compensation” below.

(3)	These amounts consist solely of matching contributions under our 401(k) plan, life insurance premiums paid by us, and company paid travel for the executive officer’s spouse.
(4)	Mr. Collins commenced employment with us in June 2011. His 2011 option award represents an initial grant upon hire.

2012 Narrative to Summary Compensation Table

Employment Agreements.

Each of our named executive officers is a party to our standard executive employment agreement. The agreement, which is for an indefinite term, sets forth the terms and conditions of the officer’s employment with the Company, including but not limited to: compensation, eligibility for various Company benefit programs, severance benefits upon termination (with or without a Change in Control), confidentiality and assignment of inventions obligations, and customary non-competition and non-solicitation restrictive covenants. For further information on these agreements, see “Termination and Change in Control Agreements” below.

Performance-Based Cash Compensation.

Our named executive officers participate in our performance-based cash bonus program, which provides an opportunity to earn quarterly and annual cash bonuses upon achievement of performance objectives approved by the Compensation Committee.

For 2012, the incentive compensation targets for our named executive officers were as follows:

Named Executive Officer	Target Quarterly Bonus Amount (Total)	Target Annual Bonus	Total Target Bonus for 2012
Scott D. Dorsey	$180,000	$45,000	$225,000
Steven A. Collins	120,000	30,000	150,000
Scott S. McCorkle	148,000	37,000	185,000

Bonus Determinations.

Under our performance-based cash bonus program, each year (generally during the first quarter) the Compensation Committee establishes financial performance objectives, which serve as the basis for determining the amount of quarterly and annual bonuses to be paid under the program. Bonus payouts are determined in the month following the close of the quarter or year end and may not reflect subsequent audit adjustments. Notwithstanding performance against the pre-set objectives, the Compensation Committee retains final discretion to adjust bonus payouts. The Compensation Committee did not exercise such discretion in administering the bonus payouts during 2012.

For 2012, the Compensation Committee established financial performance objectives tied to total bookings, subscription bookings, adjusted operating income and cash balance for quarterly bonuses and tied to adjusted operating income and cash balance for annual bonuses. The Compensation Committee determines threshold and target levels for each of these goals in consultation with management and taking into account our performance for the immediately preceding year. We must achieve a threshold level of adjusted operating income and target cash balance in order for the executives to become eligible for an annual bonus. Additionally, there is a target level of adjusted operating income that must be satisfied in order for bonuses to be paid at 100% of the annual target bonus opportunity if the target cash also is achieved. We must achieve the target level of adjusted operating income and at least 90% of the target level of the total bookings objective in order for the executives to become eligible for a quarterly bonus for the applicable quarter. Performance at the 90% level would result in quarterly bonus payouts to the named executive officers at 50% of the named executive officers’ respective individual target bonus opportunity for the period; provided the target level of adjusted operating income has been achieved. If the target level of adjusted operating income has been achieved, the quarterly bonus payout increases 5% for every 1% increase in total bookings over 90% of the total bookings target level and capped at 100% of the target bonus. If total bookings, adjusted operating income and cash balance are at or above the target level, additional bonus may be earned if subscription bookings also exceed the target level. Quarterly bonus payout increases 5% for every 1% increase in subscription bookings over the target level and is capped at 200% of the target bonus.

The table below summarizes how bonus determinations are made with respect to the quarterly financial objectives, subject to the Compensation Committee’s final discretion:

Performance Against Financial Objectives	Potential Quarterly Bonus Payout (as a percentage of target)
Adjusted Operating Income is below target or Total Bookings is below 90% of target	Zero payout

Adjusted Operating Income is at or above target and Total Bookings is at 90% of target	50% payout

Adjusted Operating Income is at or above target and Total Bookings is above 90% of target	50% payout plus an additional 5% (over the 50% level) for every 1% increase in Total Bookings up to 100%

Adjusted Operating Income is at or above target and Total Bookings and Cash Balance are at or above target and Subscription Bookings is above target	100% payout plus 5% (over the 100% level) for every 1% increase in subscription bookings over target up to a maximum of 200%

Equity Incentive Compensation. The named executive offers received the following equity awards in 2012:

Named Executive Officer	Option Shares
Scott D. Dorsey	300,000
Steven A. Collins	50,000
Scott S. McCorkle	150,000

These awards were issued under the ExactTarget, Inc. 2008 Equity Incentive Plan, as amended (the “2008 Plan”). The awards are generally scheduled to vest over a four-year period, with 25% of the awards becoming vested on March 1, 2013, and the remainder of the awards becoming vested in equal monthly installments over the 36 months thereafter, subject to continued employment. However, the Compensation Committee has the authority to accelerate the vesting and exercisability of all or any portion of any award under the 2008 Plan at any time in its sole discretion, regardless of any provision in the relevant award agreement. The Compensation Committee may determine the terms and conditions of any acceleration so long as the terms and conditions do not materially adversely affect the rights of any participant without the consent of the participant. The Compensation Committee may rescind the effect of any acceleration if it was done in anticipation of an event and the Compensation Committee or the Board later determines that the event will not occur. Under our executive officers’ outstanding stock option agreements, at the Effective Time, each executive will be entitled to accelerated vesting of the portion of the executive’s then-outstanding stock options that would have become vested in the following 12 months (or the following 24 months for all options granted to Mr. Dorsey).

2012 Outstanding Equity Awards at Year-End

The following table summarizes outstanding equity awards held by each of our named executive officers as of December 31, 2012:

Name	Option Awards
	Number of Securities Underlying Unexercised Options		Option Exercise Price	Option Expiration Date(1)
	Exercisable	Unexercisable
Scott D. Dorsey	391,666	8,334	$4.67	1/25/2019
	141,666	58,334	$5.61	5/26/2020
	87,500	112,500	$7.70	3/23/2021
	—	300,000	$15.00	3/1/2022
Steven A. Collins	140,000	250,000	$7.70	6/19/2021
	—	50,000	$15.00	3/1/2022
Scott S. McCorkle	113,388	—	$1.25	8/30/2015
	200,000	—	$2.76	6/20/2017
	50,000	—	$5.38	8/25/2018
	195,833	4,167	$4.67	1/25/2019
	106,250	43,750	$5.61	5/26/2020
	87,500	112,500	$7.70	3/23/2021
	—	150,000	$15.00	3/1/2022

(1)

These stock options have a ten-year term and generally become vested over a four-year period following the grant date, with 25% of the award becoming vested on the first anniversary of the date of grant, and the remainder of the award becoming vested in equal monthly installments over the 36 months thereafter, subject to the executive’s continued employment. The grant date for each award was ten years prior to the Option Expiration Date noted in this column. As noted above, under our executive officers’ outstanding stock option agreements, at the Effective Time, each executive will be entitled to accelerated vesting of the portion of the executive’s then-outstanding stock options that would have become vested in the following 12 months (or the following 24 months for all options granted to Mr. Dorsey).

Termination and Change in Control Agreements

Pursuant to employment agreements entered with each of our named executive officers, each executive is eligible for severance pay equal to 50% (100% for Mr. Dorsey) of annual base salary and company-paid COBRA benefits for the executive and his eligible dependents for six months (12 months for Mr. Dorsey) if the executive’s employment is terminated by us other than due to death, Disability or termination for Unacceptable Performance or if the executive resigns for Adequate Reason, in each case that occurs prior to a Change in Control.

The employment agreements with each of our named executive officers also provide for enhanced severance benefits in the event the executive is terminated by us without Cause (and not due to death or Disability) or resigns for Good Reason, in each case, upon or within 12 months following a Change in Control. These benefits consist of severance pay equal to the sum of 100% (150% for Mr. Dorsey) of base salary and 50% of the executive’s bonus for the calendar year immediately preceding the year in which the termination date occurs, as well as company-paid COBRA benefits for the executive and his eligible dependents for 12 months (18 months for Mr. Dorsey).

In order to resign for Adequate Reason or good reason, the executive officer must provide the Company at least 30 days’ prior written notice identifying the acts or omissions constituting Adequate Reason or Good Reason, as applicable, that notice must be given within 90 days after the first occurrence of such act or omission, and the Company must be given the opportunity to cure such Adequate Reason or Good Reason and fail to do so within a 30-day cure period.

Pursuant to his or her Employment Agreement, if the severance payments and benefits or any other payments or benefits provided to the executive officer constitute “excess parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended, then those payments and benefits will either be (x) delivered in full (to the extent due) to the executive officer or (y) reduced to the minimum extent necessary so that no portion of the payments and benefits will be fail to be tax-deductible to the Company by reason of Section 280G of the Internal Revenue Code of 1986, as amended, whichever results in the greater amount of payments and benefits to the executive officer on an after-tax basis.

Each Employment Agreement also includes confidentiality and assignment of inventions obligations provisions, customary non-competition and non-solicitation restrictive covenants which covenants last for 12 months following the executive officer’s termination, and other customary terms and provisions.

Further, pursuant to the named executive officers’ outstanding stock option agreements and Restricted Stock unit agreement, upon a Change in Control, each executive would be entitled to accelerated vesting of the portion of the executive’s then outstanding stock options and RSUs that would have become vested in the following 12 months (24 months for Mr. Dorsey).

For purposes of the employment and stock option agreements with our named executive officers, “Adequate Reason,” “Cause,” “Change in Control,” “Good Reason” and “Unacceptable Performance” are generally defined as follows:

“Adequate Reason” means, without the executive officer’s written consent, our (i) material breach of the employment agreement, (ii) material reduction of the executive’s base compensation, or (iii) requirement that the executive perform the principal duties of employment at a location more than 40 miles from our headquarters.

“Cause” means the executive’s (i) act or omission constituting fraud, (ii) commission of a felony, (iii) intentional disclosure of confidential information or (iv) material neglect of duty or serious misconduct that the executive officer failed to correct within 30 days after notice, in each case that is materially injurious to us.

“Change in Control” means (i) our consummation of a merger, consolidation, reorganization or similar business transaction, unless immediately after such transaction, more than 50% of the outstanding voting power of the surviving or resulting entity is held by persons who were stockholders of the company immediately before the transaction or (ii) our consummation of a sale of all or substantially all of our assets.

“Disability” means the executive officer is eligible for benefits under the Company’s long-term disability program.

“Good Reason” means, without the executive officer’s prior written consent, our (i) material breach of the employment agreement, (ii) material reduction of the executive’s base compensation, (iii) requirement that the executive officer perform the principal duties of employment at a location that is more than 40 miles from the location at which the executive was required to perform such duties immediately before the Change in Control, (iv) material diminution of the executive officer’s authority, duties or responsibilities, (v) material diminution in the budget over which the executive officer retains authority or (vi) material diminution in the authority, duties or responsibilities of the supervisor to whom the executive officer is required to report.

“Unacceptable Performance” means the executive officer’s (i) act or omission constituting Cause, (ii) willful and material failure to perform the duties of the executive officer’s employment that the executive officer does not cure within five days after written notice, (iii) willful and material violation of our code of ethics or written harassment policies or (iv) intentional breach of a material term or condition of the executive officer’s employment agreement that the executive officer does not cure within five days after written notice.

Please refer to the disclosures under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between ExactTarget and Its Executive Officers, Directors or Affiliates” and “Item 8. Additional

Information—Information Regarding Golden Parachute Compensation” of the Schedule 14D-9 for information related to certain payments that would be owed to each named executive officer in connection with the transactions contemplated by the Acquisition Agreement).

Retirement and Other Plans

Our named executive officers are eligible for the same benefits available to our full-time employees generally. These include participation in a tax-qualified 401(k) plan and group life, health, dental and disability insurance plans. The type and extent of benefits offered are intended to be competitive within our industry. The Company does not maintain any defined benefit retirement plans, supplemental executive retirement plans, or non-qualified defined contribution plans.

TRANSACTIONS WITH RELATED PARTIES

Other than the executive officer and director compensation arrangements discussed above under “Director Compensation” and “Executive Compensation,” there were no transactions since January 1, 2012 to which we have been a participant, in which the amount involved in the transaction exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Review, Approval or Ratification of Transactions with Related Parties

We have a written policy that our executive officers, directors, director nominees, stockholders who own more than 5% of our voting securities, and any immediate family members and certain related persons of the foregoing persons (each a “Related Party”) are not permitted to enter into a transaction with us, regardless of the dollar amount involved, without the prior consent of our Audit Committee or the Chairman of our Audit Committee. If a member of the Audit Committee is a party to such transaction, he or she may not participate in the review of such transaction. Any request for us to enter into a related party transaction must first be presented to our General Counsel, who will determine whether a transaction is a related party transaction and, if so, will submit the related party transaction to the Audit Committee or its Chairman for review and approval. All Related Parties are required to notify the General Counsel of any possible related party transaction. In approving or rejecting the proposed transaction, our Audit Committee or its Chairman must consider all of the facts and circumstances it deems appropriate, including but not limited to the benefits to us, the terms of the transaction, the terms available to third parties or to employees generally, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our Audit Committee or its Chairman may approve only those agreements that are in, or are not inconsistent with, our best interests, as our Audit Committee or its Chairman determines in good faith.

REPORT OF THE AUDIT COMMITTEE

This report of the Audit Committee is required by the Securities and Exchange Commission (“SEC”) and, in accordance with the SEC’s rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that ExactTarget specifically incorporates this information by reference, and will not otherwise be deemed “soliciting material” or “filed” under either the Securities Act of 1933 or the Securities Exchange Act of 1934.

The principal purpose of the Audit Committee is to assist the Board in its oversight of (i) the integrity of our accounting and financial reporting processes and the audits of our financial statements; (ii) our system of disclosure controls and internal controls over financial reporting; (iii) our compliance with legal and regulatory requirements; (iv) the qualifications and independence of our independent auditor; (v) the performance of our independent and internal auditors; and (vi) the business practices and ethical standards of the Company. The Audit Committee is responsible for the appointment, compensation, retention and oversight of work of the Company’s independent auditor. The Audit Committee’s function is more fully described in its charter.

Our management is responsible for the preparation, presentation, and integrity of our financial statements, for the appropriateness of the accounting principles and reporting policies that we use and for establishing and maintaining adequate internal control over financial reporting. KPMG LLP (“KPMG”), our independent registered public accounting firm for 2012, was responsible for performing an independent audit of our consolidated financial statements and expressing an opinion on the conformity of those financial statements with generally accepted accounting principles.

The Audit Committee has reviewed and discussed with management our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2012 (the “10-K”).

The Audit Committee has also reviewed and discussed with KPMG the audited financial statements in the Form 10-K. In addition, the Audit Committee discussed with KPMG those matters required to be discussed by Auditing Standard No. 16, as adopted by the Public Company Accounting Oversight Board (the “PCAOB”). Additionally, KPMG provided to the Audit Committee the written disclosures and the letter required by applicable requirements of the PCAOB regarding KPMG’s communications with the Audit Committee concerning independence. The Audit Committee also discussed with KPMG its independence from ExactTarget.

Based upon the review and discussions described above, the Audit Committee recommended to the Board that the audited financial statements be included in the 10-K for filing with the SEC.

THE AUDIT COMMITTEE (as of December 31, 2012)

Timothy I. Maudlin (Chair)

Julie M.B. Bradley

Michael M. Brown

Scott M. Maxwell

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 and SEC rules require our directors, executive officers and persons who own more than 10% of our common stock to file reports of their ownership and changes in ownership of our common stock with the Securities and Exchange Commission. Based solely on our review of the reports filed during 2012, and on written representations from such reporting persons, we determined that no director, executive officer or beneficial owner of more than 10% of our common stock failed to file on a timely basis during 2012.

DIRECTORS’ ATTENDANCE AT ANNUAL STOCKHOLDER MEETINGS

ExactTarget invites its Board members to attend its annual stockholder meetings and requires that they make every effort to attend the annual meetings absent an unavoidable and irreconcilable conflict.

STOCKHOLDER COMMUNICATIONS

Any security holder of ExactTarget wishing to communicate with the Board may write to the Board at [Individual Director][Chairman of the Board][Board of Directors], in care of Corporate Secretary, 20 North

Meridian Street, Suite 200, Indianapolis, Indiana, 46204, by fax at (317) 396-1592, or by email at CorporateSecretary@exacttarget.com. The Corporate Secretary will maintain a log of such communications and transmit as soon as practicable such communications to the identified director addressee(s), unless there are safety or security concerns that mitigate against further transmission of the communication, as determined by the Corporate Secretary in consultation with the General Counsel. The Board or individual directors so addressed will be advised of any communication withheld for safety or security reasons as soon as practicable.

In addition, any person wishing to communicate with Tim Maudlin, the Company’s lead independent director, or with the Company’s independent directors may do so by writing to [Tim Maudlin] [Independent Directors], in care of Corporate Secretary, 20 North Meridian Street, Suite 200, Indianapolis, Indiana, 46204, by fax at (317) 396-1592, or by email at CorporateSecretary@exacttarget.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of ExactTarget’s common stock as of June 6, 2013, for:

•	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

ExactTarget has determined to the best of its knowledge, after making reasonable inquiry, the beneficial ownership of such persons listed above in accordance with the rules and regulations of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership in the following table is based on 70,749,639 shares of common stock outstanding as of June 6, 2013, unless otherwise indicated in the footnotes below. In computing the number of shares of common stock beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all shares of common stock subject to options or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of June 6, 2013. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is in care of ExactTarget, Inc., 20 North Meridian Street, Suite 200, Indianapolis, Indiana 46204.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage

5% Stockholders:
Entities affiliated with Technology Crossover Ventures(1)	6,937,899	9.8%
Entities affiliated with Greenspring Associates(2)	8,962,908	12.7%
Entities affiliated with FMR LLC(3)	8,866,317	12.5%

Directors and Named Executive Officers:
Julie M.B. Bradley(4)	12,408	*
Michael M. Brown(5)	3,497,858	4.9%
Matthew W. Ferguson(6)	47,819	*
Timothy I. Maudlin(7)	68,138	*
Scott M. Maxwell(8)	79,768	*
Rory T. O’Driscoll(9)	1,757,821	2.5%
David L. Yuan(10)	6,950,142	9.8%
Scott D. Dorsey(11)	2,043,749	2.9%
Steven A. Collins(12)	163,541	*
Scott S. McCorkle(13)	835,327	1.2%
All executive officers and directors as a group (13 persons)(14)	16,363,756	22.3%

*	Represents beneficial ownership of less than 1% of the outstanding common stock.
(1)

For more information on the entities affiliated with Technology Crossover Ventures, see the Schedule 13G filed with the SEC on February 14, 2013 by entities affiliated with Technology Crossover Ventures. The address for these entities is c/o Technology Crossover Ventures, 528 Ramona Street, Palo Alto, California 94301. The number of shares provided for entities affiliated with Technology Crossover Ventures does not include those shares beneficially owned by David L. Yuan, one of our directors, who is a Class A Director of the general partner of the TCV funds.

(2)

For more information on the entities affiliated with Greenspring Associates, see the Schedule 13G filed with the SEC on February 14, 2013 by entities affiliated with Greenspring Associates. The address of the entities affiliated with Greenspring Associates is 100 Painters Mill Road, Suite 700, Owings Mills, Maryland 21117.

(3)

Based solely upon a Schedule 13G filed with the SEC on January 10, 2013, reporting beneficial ownership as of December 31, 2012, by FMR LLC, on behalf of itself, Fidelity Management & Research Company (a wholly owned subsidiary of FMR LLC), Pyramis Global Advisors. LLC, Pyramis Global Advisors Trust Company (indirect wholly owned subsidiaries of FMR LLC), Fidelity OTC Portfolio and Edward C. Johnson 3d. According to the Schedule 13G, Fidelity Management & Research Company is the beneficial owner of 8,363,277 shares as a result of acting as investment advisor to various investment companies. One of these investment companies, Fidelity OTC Portfolio, owns 4,736,382 shares. Pyramis Global Advisory Trust Company is the beneficial owner of 485,850 shares and Pyramis Global Advisors, LLC is the beneficial owner of 17,190 shares. Each of Edward C. Johnson 3rd and FMR LLC, through their control of Fidelity Management & Research Company, Pyramis Global Advisors Trust Company and Pyramis Global Advisors, LLC, has power to dispose of the 8,363,277 shares owned by Fidelity

Management & Research Company, the 485,850 shares owned by Pyramis Global Advisors Trust Company and the 17,190 shares owned by Pyramis Global Advisors LLC. Edward C. Johnson 3d and FMR LLC also each have power to vote or to direct the voting of the 485,850 shares owned by Pyramis Global Advisors Trust Company and the 17,190 shares owned by Pyramis Global Advisors, LLC.
(4)	Consists of 12,408 shares of restricted common stock, all of which are unvested.
(5)

Mr. Brown did not stand for reelection at ExactTarget’s 2013 annual meeting of stockholders held on June 11, 2013. Thus, as of the filing of this Schedule 14D-9, Mr. Brown is no longer a director of ExactTarget. Consists of (i) 6,108 shares of restricted common stock, all of which are unvested, (ii) 5,766 shares of common stock over which Mr. Brown has sole dispositive power, and (iii) 3,485,984 shares held by the entities affiliated with Battery Ventures. Mr. Brown is a managing member of the general partners of Battery Ventures VIII, L.P. and Battery Ventures VIII Side Fund, L.P. and therefore may be deemed to share voting and dispositive power over the shares held by these entities.

(6)	Consists of (i) 41,711 shares of common stock and (ii) 6,108 shares of restricted common stock, all of which are unvested.
(7)	Consists of (i) 61,577 shares of common stock and (ii) 6,561 shares of restricted common stock, all of which are unvested.
(8)	Consists of (i) 73,660 shares of common stock and (ii) 6,108 shares of restricted common stock, all of which are unvested.
(9)

Consists of 6,108 shares of Restricted Stock, all of which are unvested. Such shares are held by Mr. O’Driscoll for the benefit of Scale Management, LLC. Also includes 5,766 shares of common stock held by Scale Management, LLC and 1,745,947 shares of common stock held by Scale Venture Partners III, L.P. Scale Venture Management III, LLC is the general partner of Scale Venture Partners III, L.P. Mr. O’Driscoll, Kate Mitchell, Robert Theis and Stacey Bishop are the managing members of Scale Management, LLC and Scale Venture Management III, LLC and share voting and investment authority over the shares of common stock held by Scale Management, LLC and Scale Venture Partners III, L.P., respectively. The address for Scale Management, LLC, Scale Venture Management, LLC and Scale Venture Partners III, L.P. is 950 Tower Lane, Suite 700, Foster City, California 94404.

(10)

Consists of (i) 6,135 shares of Restricted Stock, all of which are unvested, (ii) 5,766 shares of common stock over which Mr. Yuan has sole dispositive power but of which TCV VII Management, LLC owns 100% of the pecuniary interest, and (iii) 6,937,899 shares held by the entities affiliated with Technology Crossover Ventures. Mr. Yuan, one of our directors, is a Class A Director of the general partner of the TCV funds and shares voting and dispositive power with respect to the shares beneficially owned by the TCV funds.

(11)	Consists of (i) 1,250,000 shares of common stock and (ii) 793,749 shares issuable pursuant to stock options exercisable within 60 days of June 6, 2013.
(12)	Consists of 163,541 shares issuable pursuant to stock options exercisable within 60 days of June 6, 2013.
(13)	Consists of (i) 608 shares of common stock and (ii) 834,719 shares issuable pursuant to stock options exercisable within 60 days of June 6, 2013.
(14)	Includes 2,711,437 shares issuable pursuant to stock options exercisable within 60 days of June 6, 2013.

ANNEX II

Fairness Opinion

June 3, 2013

Special Committee of the Board of Directors

Board of Directors

ExactTarget, Inc.

20 North Meridian Street, Suite 200

Indianapolis, IN 46204

Members of the Special Committee of the Board of Directors and the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.0005 per share (the “Company Common Stock”), of ExactTarget, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Acquisition Agreement (the “Agreement”), by and among the Company, Salesforce.com, Inc. (the “Acquiror”) and its wholly owned subsidiary, Excalibur Acquisition Corp. (“Acquisition Sub”). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub or another direct or indirect wholly owned subsidiary of the Acquiror to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $33.75 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock owned by the Acquiror, Acquisition Sub or the Company, or by any direct or indirect wholly owned subsidiary of the Acquiror, Acquisition Sub or the Company and Dissenting Company Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed a draft dated June 3, 2013 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with the Special Committee of the Board of Directors, the Board of Directors, certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or

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been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction, and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Acquiror. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, for which we and such affiliates have received customary compensation. Such services during such period have included acting as lead Bookrunner and stabilization agent on both the Company’s initial public offering in March of 2012 and the Company’s follow-on equity offering in September of 2012. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Special Committee of the Board of Directors of the Company and the Board of Directors of the Company (in their capacities as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or

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communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any solicitation / recommendation, proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. MORGAN SECURITIES LLC

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